

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 7:
Policies and
Procedures to Manage
Conflicts of Interest

Form NRSRO Exhibit 7

Exhibit 7. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest.

The written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest are as follows:

1. Analyst Rotation Policy

2. Anti-Bribery and Anti-Corruption Policy

3. Board of Managers Independence Policy and Procedure

4. Business Approval Policy and Procedure

5. Code of Conduct

6. Code of Ethics

7. Complaints Policy and Procedure

8. Confidential Information and Insider Trading Policy

9. Disclosure and Attestation Policy for Credit Ratings

10. Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy

11. Employee Conflict of Interest Policy

12. Fee Discussion Policy

13. Gifts and Entertainment Policy

14. Independent Directors and Material Non-Public Information Policy

15. Look-Back Process Policy and Procedure

16. Non-Executive Directors and Inside Information for KBRA Europe and KBRA UK Policy

17. Outside Activities Policy

18. Personal Securities Trading Policy and Procedure

19. Policy and Procedure to Determine Whether Entities are Persons Associated with KBRA

20. Political Contributions Policy

21. Prohibited Acts and Practices Policy

22. Relationship with Corporate Affiliates

23. Ten Percent Rule Policy



Analyst Rotation Policy

APPLICABLE TO: KBRA[1]

Issued by: Compliance

Effective Date[2]: February 3, 2023

POLICY

1. Definitions

- **Lead Analyst** means the individual with who has primary analytic and communication responsibility for credit ratings on the Rotation Party.

- **Secondary Analyst** means the individual assigned to support the Lead Analyst with analytic and communication responsibility for credit ratings on the Rotation Party.

- **Rating Committee Chair** means the chair of a KBRA Rating Committee.

- **Rating Group** means any analytical group at KBRA, and such definition may be changed from time to time.

- **Rotation Party** is the legal entity or entities that the Lead Analyst, Secondary Analyst and Rating Committee Chair must rotate against in accordance with this Policy and the related procedure.

2. Introduction

KBRA has developed an analyst rotation mechanism which provides for a change in analytical teams and credit rating committees against a Rotation Party where KBRA has issued a rating on the Rotation Party or on a transaction connected to the Rotation Party, and the rating has been endorsed by KBRA Europe into the European Union or KBRA UK into the United Kingdom.

3. Analyst rotation

a. On a prospective basis commencing on December 17, 2020, KBRA shall track the length of time that a Lead Analyst, a Secondary Analyst, and a Rating Committee Chair is assigned to a Rotation Party where KBRA has issued a rating on the Rotation Party or on a transaction connected to the Rotation Party, and the rating has been endorsed by KBRA Europe into the European Union or by KBRA UK into the United Kingdom.

b. Lead Analysts, Secondary Analysts, and Rating Committee Chairs may only participate in credit rating activities related to a Rotation Party for a defined period of time, after which they are subject to a "cooling-off" period during which they may not participate in credit rating activities concerning the Rotation Party.

c. KBRA shall develop a written procedure and such other processes as are needed to implement this policy.

Questions regarding the interpretation of this policy should be directed to Compliance.

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[1] Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), Kroll Bond Rating Agency UK Limited (KBRA UK), collectively KBRA.
[2] This version replaces the prior version, which was effective on December 17, 2020.



Anti–Bribery and Anti-Corruption Policy

<u>APPLICABLE TO</u>: KBRA Associated Persons, as defined below

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: December 31, 2020

1. Scope

All Kroll Bond Rating Agency, LLC, Kroll Bond Rating Agency Europe Limited, Kroll Bond Rating Agency UK Limited and KBRA Analytics (collectively, "KBRA") directors, managers, employees, agents, subsidiaries or other third parties who perform services for, or on behalf of, KBRA in any capacity, including, but not limited to, a director, employee, consultant or agent ("KBRA Associated Persons") must comply with this Policy, the KBRA Code of Conduct, related policies and procedures, and all applicable anti-corruption and anti-bribery laws and regulations including, but not limited to, United States Foreign Corrupt Practices Act ("FCPA"), the United Kingdom's Bribery Act 2010 ("UKBA"), the Irish Criminal Justice (Corruption Offences) Act 2018 ("CJCOA") and all anti-bribery and anti-corruption laws where KBRA operates. This Anti-Bribery and Anti-Corruption Policy (the "Policy") will be shared with all KBRA Associated Persons. Vendors that simply provide goods or services to KBRA are generally not considered Associated Persons.

2. Purpose

(a)   The directors and senior management of KBRA are committed to doing business with integrity. This means implementing and enforcing effective systems to avoid corruption of all kinds, including bribery of government officials or within the commercial environment.

(b)   The purpose of this Policy is to set forth the requirements KBRA have imposed to prevent KBRA, and KBRA Associated Persons from engaging in bribery. A further goal of this Policy is to make employees and agents aware of KBRA's zero-tolerance stance against bribery and corruption and to assist them in avoiding any behavior that unintentionally may be perceived as bribery or corruption. This will be achieved through regular training and communication with KBRA Associated Persons in relation to this Policy.

(c)   KBRA are committed to adhering to the relevant laws and regulations in those countries in which they do business. Hence, a further purpose of this Policy is to assist KBRA in complying with anti-bribery and anti-corruption laws in all jurisdictions in which KBRA operates such as the FCPA, the UKBA and CJCOA. These laws prohibit bribery of government officials, mandate that companies establish and maintain accurate books and records and sufficient internal controls and prohibit private sector (commercial) bribery.

(d)   Bribery has a significant impact on governments, societies, individuals, and firms that lose out unfairly in the course of doing business. A violation of anti-bribery laws can lead to severe civil and criminal penalties and significant damage to the reputation of KBRA, their directors, and their employees. Further, violating these statutes can lead to significant fines and/or lengthy prison sentences for the individuals involved.

(e)   It is vital that KBRA Associated Persons not only understand this Policy, the KBRA Code of Conduct, related policies and procedures, and their responsibilities as they relate to anti-bribery and anti-corruption laws and regulations, but comply with them at all times, and that KBRA provide regular training to their employees to on the subject.

3. What is Bribery?

Bribery is the direct or indirect giving or acceptance of a gift, consideration or other advantage as an inducement which is illegal, unethical or amounts to some other impropriety. Bribery is intended to influence or induce an individual or company in the performance of their duties and to encourage them to behave dishonorably or dishonestly. For example, bribery can be used to obtain or retain business, influence public officials or expedite administrative functions. A bribe need not actually be given or received to constitute an offence; any agreement to give or accept a bribe is also prohibited.

4. Prohibition on Bribery of Public Officials

     (a)   KBRA Associated Persons are prohibited from paying, offering, promising to pay, or authorizing the payment of, money or gifts, or offering a thing of value to any public official or person while knowing that all or a portion of such money, gift, or thing of value will constitute a bribe, or influence or induce, an act or decision to obtain or retain business, or secure an improper advantage, unless the payment or offer was lawful under the written laws and regulations of the public official's country, or in the U.S., was a bona fide expenditure as defined in the FCPA.

     (b)   KBRA Associated Persons may not give a thing of value indirectly to public officials or to a person if they know that a portion of it will be offered to any public official or person for a corrupt purpose.

     (c)   It is prohibited for a KBRA Associated Person to offer, promise or give a financial or other advantage to a public official, and they also know or believe that the acceptance of the advantage would itself constitute the improper performance of a relevant function or activity of the public official.

     (d)   Under the UKBA and CJCOA, KBRA may be criminally liable for bribes paid on its behalf by a third party anywhere in the world, even absent knowledge of the bribe.

5. Public Officials

     (a)   For purposes of this Policy, public officials means elected officials of a national, state, or local government and any officer or employee of a national, state, or local government, or any department, agency, political party or instrumentality thereof, such as a government-controlled company or other commercial enterprise or of a "public international organization" (as such term is defined in the UKBA).

     (b)   "Public official" also means any person acting in an official capacity for or on behalf of any national, state, or local government, or department, agency, labor union, political party or instrumentality thereof, or for or on behalf of any public international organization. Examples of foreign public officials include:

     (i)   Heads of state;

     (ii)   Royal family members;

     (iii)   Ministry or agency officials;

     (iv)   Judges, magistrates or legislators;

     (v)   Officers or employees of a government-controlled company, including government-controlled financial, banking, healthcare and transportation institutions and utilities;

     (vi)   Private persons acting officially on behalf of a government department, agency, or instrumentality;

     (vii)   Officials of a public international organization (e.g., the World Trade Organization, the World Bank, the International Monetary Fund, and the United Nations);

     (viii)   Employees of any government agency;

     (ix)   Political parties, party officials, or candidates for public office;

     (x)   Employees of a government-sponsored pension or retirement plan; and



(xi)   Officials of, or agents designated on behalf of labor unions.

6. Prohibition on Receipt of Bribes

It is prohibited for a KBRA Associated Person to (directly or indirectly) request, accept, obtain, or agree to accept money or anything of value in return for providing some improper benefit to the party providing the money or thing of value. In other words, you cannot accept bribes. For example, employees cannot accept any gift if it would or would appear to influence their decision to select a particular vendor for KBRA.

7. Prohibition on Bribery – Commercial Sector

(a)   KBRA Associated Persons are prohibited from offering payments and other advantages to private (non-government) persons and entities where the KBRA Associated Person intends the advantage to induce a person to perform improperly a relevant function or activity, or to reward a person for the improper performance of such a function or activity.

(b)   KBRA Associated Persons are prohibited from offering payments and other advantages to private (non-government) persons and entities where the KBRA Associated Person knows or believes that the acceptance of the advantage would itself constitute the improper performance of a relevant function or activity.

8. Prohibition on Trading in Influence

KBRA Associated Persons are prohibited from giving or receiving, or agreeing to give or receive, a bribe in return for the exertion by a person of improper influence over the decision-making of a Public Official, or a private person or entity in the commercial sector. . It is immaterial whether the alleged ability to exert such improper influence existed or whether the influence led to the intended result.

9. Thing of Value

(a)   KBRA Associated Persons may not provide a thing of value for a corrupt or improper purpose. Things of value include but are not limited to, the following:

(i)   Gifts;

(ii)   Promotional items;

(iii)   Travel expenses;

(iv)   Meals, entertainment, recreation and other hospitality;

(v)   Tickets to sporting, cultural or other events;

(vi)   Charitable donations, whether in cash or various forms of sponsorship (such as dinners or golf tournaments);

(vii)   Business opportunities;

(viii)   Discounted or free products or services;

(ix)   Internships, secondment or employment for foreign public officials or their family members;

(x)   Loans; and

(xi)   Assistance with medical care.

10. Exceptions for Bona Fide Payments

(a)   The following shall be an exception to the prohibitions set forth in Section 4 of this Policy for KBRA Associated Persons in the United States only:

(i)   A payment, gift, offer, or promise of a thing of value that was made as a reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of a public official in the United States that was directly related either to:

(A) the promotion, demonstration, or explanation of products or services; or

(B) the execution or performance of a contract with a foreign government or agency thereof.

11. Prohibition of Facilitation Payments in Foreign Countries

Facilitation payments are payments, gifts, offers or promises of a thing of value to a foreign public official to facilitate, expedite, or secure performance of a routine government action by a public official of a foreign government. Although there is an exception under FCPA for facilitation payments under certain conditions, the 2009 Recommendation of the Organization for Economic Cooperation and Development recognized the corrosive effect of facilitation payments and asked adhering countries to discourage companies from making such payments. Further to this, under the UKBA and CJCOA, there is no exception to facilitation payments and the making of them could trigger a bribery offence. Thus, **facilitation payments are prohibited under this Policy**. In the unlikely event that KBRA Associated Person's safety is at issue, such as when an immediate payment is necessary to ensure safe passage out of a particular country, then the KBRA Associated Person should make whatever payment is necessary to protect his or her personal safety and then report the incident to their direct manager and to the KBRA Compliance Department.

12. Gifts and Hospitality

(a)   Public officials are generally restricted from accepting gifts, including noncash benefits, including travel, meals, and entertainment, or the value of these types of payments that they can receive is limited. Provided that they comply with any applicable law, KBRA Associated Persons may offer the following items to public officials under the circumstances identified below without violating this Policy:

(i)   Meals, refreshments and company branded items provided to attendees, participants and speakers at conferences and events operated by KBRA, provided, however, that the costs of such meals and refreshments are reasonable and justifiable and the branded items are of nominal value; and

(ii)   Meals and refreshments provided as incidentals at meetings with foreign public officials, regardless of venue, provided, however, that such meals and refreshments are of nominal value.

(b)   Note that in many circumstances it is illegal to give government officials anything of value (e.g., not even a cup of coffee). In relation to the provision and receipt of gifts and corporate entertainment, all KBRA employees should comply with the Gifts and Entertainment Policy and refer any questions to the KBRA Compliance Department.

13. Political Donations



KBRA Associated Persons may not make contributions to public officials or agents, politicians, labor unions, or political parties on behalf of KBRA, unless such contributions are permitted by applicable laws and regulations and prior written approval has been obtained by the Chief Compliance Officer and either of the Chief Executive Officer or the Chief Financial Officer.

14. Third Parties

(a)   Bribery and corruption laws applicable to KBRA prohibit corrupt payments made directly or indirectly by KBRA Associated Persons or other agents or intermediaries acting for or on behalf of KBRA.

(b)   Under the FCPA, UKBA, and CJCOA, it is unlawful to make a payment of anything of value to any person, knowing that all or any portion of the payment will be offered, given, or promised to a government official or any other person for a corrupt purpose. The term "knowing" includes conscious disregard, deliberate ignorance, and willful blindness.

15. Creating or using a false document

KBRA Associated Persons are prohibited, either directly or indirectly, corruptly creating or using a document, that they know or believe, to contain a statement which is false or misleading in a material particular, with the intention of inducing another person to do something in relation to their office, employment, position or business to the prejudice of that person.

16. Intimidation

KBRA Associated Persons are prohibited from, either directly or indirectly, threatening harm to a person with the intention of inducing that person (or another person) to do something in relation to their office, employment, position or business.

17. Reporting

KBRA Associated Persons should promptly report any suspected or actual violation of this Policy to the KBRA Compliance Department. Notwithstanding the foregoing, nothing herein prohibits or restricts the rights of KBRA Associated Persons as set forth in the KBRA Whistleblower Policy and Procedure and the KBRA Europe Whistleblower Policy and Procedure for the European Union, as applicable. All of the provisions contained in this Policy should be construed in a manner consistent with either the Whistleblower Policy and Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable, and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the European Securities and Markets Authority and the Financial Conduct Authority. KBRA Associated Persons are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

18. Recordkeeping

KBRA Associated Persons are required to adhere to the relevant policies and procedures in relation to accounting standards and the maintenance of internal accounting controls. As part of this, KBRA must keep financial records and have appropriate internal controls in place to evidence the business reason and sums involved for making payments to third parties. KBRA must also keep written records of all hospitality and all gifts given to or received by KBRA Associated Persons. Further to this, employees shall not create or submit to KBRA false invoices or agree to the payment of expenses that are unusual, excessive or otherwise look suspicious. All KBRA accounts and assets must be recorded on the official books and records of the company. In other words, "off the books" accounts or funds are prohibited.

19. Certification

KBRA employees will certify their compliance with this Policy on an annual basis.



20. Responsibility and Enforcement

It is the responsibility of all KBRA Associated Persons to read, understand and comply with this Policy at all times. All KBRA Associated Persons are required to avoid any activity that might lead to, or suggest, a breach of this Policy. Suspected violations of this Policy will be reviewed and investigated thoroughly. Any KBRA employee found to be in breach of this Policy will be subject to disciplinary action, up to, and including, termination on grounds of gross misconduct.

Any questions regarding the interpretation of this Policy should be directed to the KBRA Compliance Department.

Board of Managers Independence Policy and Procedure

APPLICABLE TO: Kroll Bond Rating Agency, LLC (KBRA Ratings US)

ISSUED BY: Compliance

EFFECTIVE DATE: July 16, 2025

POLICY AND PROCEDURE:

1. Policy

KBRA Ratings US is committed to compliance with applicable laws, rules, and regulations and the management of conflicts of interest to safeguard the integrity and independence of its credit ratings. To uphold these principles, members of the KBRA Ratings US Board of Managers (each, a Board Manager) are required to disclose all affiliations, including board memberships, to identify conflicts with KBRA Ratings'[1] activities. Any known affiliations of Board Managers with entities publicly rated by KBRA Ratings shall be disclosed in Appendix A of this policy and procedure, as well as published on KBRA.com, to promote transparency and accountability.

2. Procedure

a. **Board Manager Disclosure Obligation**: Board Managers must disclose any affiliations, including board memberships, to KBRA Ratings US. Any Board Manager who has an offer for a new affiliation or board position shall disclose such offer to KBRA Ratings US prior to participation or acceptance of a new affiliation or board position.

b. **Independence Assessment**:

    i. Compliance will review a Board Manager's affiliation or board position offer to determine if such affiliation or board position may create a conflict of interest with KBRA Ratings activities.
    ii. If a conflict of interest is identified, Compliance may deny approval of the Board Manager's proposed affiliation or board position while serving as a Board Manager.
    iii. Provided the conflict of interest is not prohibited by applicable laws, rules, or regulations, KBRA Ratings US may implement appropriate and permissible measures to mitigate the conflict of interest. For a Board Manager, such measures may include, but are not limited to, recusal from specific decision-making processes, restricted access to certain information, and/or enhanced disclosure concerning the conflict of interest.
    iv. Compliance shall document the resolution of a Board Manager's request for a new affiliation or board position.

c. **Public Disclosure**: KBRA Ratings US shall publicly disclose if any of its Board Managers serve as officers or directors of any entities publicly rated by KBRA Ratings by posting this policy and procedure and its Appendix A on KBRA.com.

d. **Annual Attestation**: All Board Managers must complete an annual questionnaire to confirm and attest that they have disclosed all relevant affiliations, including board memberships, that could create a conflict with KBRA's credit ratings.

e. **Independence of Ratings and Confidential Information**: To maintain the integrity and independence of the credit rating process, KBRA Ratings employees and staff may not disclose or discuss the following with Board Managers:

    i. Potential, pending, or unpublished credit ratings, as well as any other confidential information related to specific entities in connection with other products or services of KBRA Ratings.
    ii. The potential impact of methodologies on specific credit ratings.

This prohibition avoids even the appearance of influence or involvement in the credit rating process. If access to specific confidential information is deemed necessary for a Board Manager to fulfill their responsibilities, exceptions may be granted by the Head of North American Compliance, in consultation with the General Counsel. Any such decision, including the rationale, must be documented and retained by Compliance.

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[1] KBRA Ratings collectively refers to KBRA Ratings US, Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

3. Review and Oversight

a. Compliance will oversee the implementation and administration of this policy and procedure. Any concerns regarding Board Manager conflicts of interest shall be discussed with the Head of North American Compliance for further action.

Any questions regarding the interpretation of this policy and/or procedure should be directed to Compliance.



Appendix A:
Affiliation of KBRA Ratings US Board Managers With Rated Entities
(as of July 16, 2025)

1. **Curtis Dickinson**
   Somerset Reinsurance Ltd.



Business Approval Policy and Procedure

APPLICABLE TO: KBRA Ratings[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   October 3, 2025

POLICY

1. **Business Approval Committee (BAC) Purpose**

   a. Each KBRA Ratings entity shall operate its own BAC (each, a BAC) for the purpose of assessing (i) certain business opportunities and rating engagements, based on jurisdictional or other types of non-analytical risks, and (ii) the issuance of Unsolicited Published Credit Ratings[3] (other than Sovereign Unsolicited Credit Ratings).

2. **BAC Membership**

   a. The membership of a BAC shall include the President and Chief Executive Officer, the Chief Corporate Strategy Officer, and the General Counsel, or their respective designees.

PROCEDURE

3. **BAC Meeting Process and Requirements**

   a. Each BAC will meet on an ad hoc basis.

   b. Each BAC shall convene at the discretion of the Chief Credit Officer or their designee, as follows:

      i. Prior to KBRA Ratings entering an engagement based on information provided by Business Development that such opportunity or engagement presents jurisdictional or other types of non-analytical risks.

      ii. At any time, post-engagement based on other information as it may become known that such engagement presents jurisdictional or other types of non-analytical risks.

      iii. Prior to KBRA Ratings issuing an Unsolicited Published Credit Rating based on information provided by the Chief Rating Officer or their designee regarding the purpose of KBRA Ratings issuing an Unsolicited Published Credit Rating. Sovereign Unsolicited Credit Ratings do not require BAC approval.

   c. A quorum shall consist of two-thirds of the BAC members. BAC members are permitted to give their proxy to other BAC members or appoint designees to vote or participate in their absence. Only BAC members or their appointed designees are eligible to vote.

   d. Each BAC may consult with senior Ratings Personnel, Compliance, Legal, and/or such other KBRA Ratings personnel as it deems necessary to make determinations regarding matters brought before the relevant BAC.

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[1] KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version supersedes and replaces the prior version dated January 3, 2025.

[3] An Unsolicited Credit Rating is a credit rating initiated by KBRA Ratings rather than at the request of another entity (i.e., pursuant to an engagement with a rated entity or issuer and/or their agents, or a third party). An Unsolicited Published Credit Rating is an Unsolicited Credit Rating published by KBRA Ratings. Please see the Unsolicited Credit Ratings Policy and Procedure for further information.

e. No BAC meeting may take place without the local Compliance leader or their designee being present. The local Compliance leader or their designee shall be responsible for memorializing the proceedings of a BAC meeting and for the retention of such documentation.

f. Approval of new business before a BAC requires a vote of "in favor" by two-thirds of the BAC members.

g. BAC decisions may not influence, or impair the independence of, credit rating activities.

h. The review and approval of business brought before the relevant BAC will be conclusively evidenced in the minutes of such BAC.

4. BAC Decisions - Factors for Consideration

a. In assessing the facts and circumstances relevant to the business before it, a BAC should consider, but is not limited solely to considering, the following factors:

   i. Whether performing the services being sought could create or could give the appearance of a conflict of interest.
   ii. Potential reputational risk to KBRA Ratings from accepting the business.
   iii. Whether other services are being or have been provided to the customer.

b. Other than potential staffing and resourcing issues, BAC decisions do not involve any analytical considerations.

Any questions regarding this policy and/or procedure should be directed to Compliance.



Code of Conduct

APPLICABLE TO: KBRA Ratings[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2] January 29, 2026

KBRA Ratings has adopted this code of conduct (Code of Conduct) to address the principles set forth by the International Organization of Securities Commissions (IOSCO). The format of this Code of Conduct is consistent with the revised "Code of Conduct Fundamentals for Credit Rating Agencies" published by IOSCO in March 2015 (the IOSCO Code).

1. QUALITY AND INTEGRITY OF THE CREDIT RATING PROCESS

A. Quality of the Credit Rating Process

1.1 KBRA Ratings shall establish, maintain, document, and enforce a credit rating methodology for each class of entity or obligation for which KBRA Ratings issues credit ratings. Each credit rating methodology shall be rigorous, capable of being applied consistently, and, where possible, result in credit ratings that can be subjected to validation based on some form of historical experience.

1.2 Credit ratings shall reflect all information known to, and believed to be relevant to, KBRA Ratings, consistent with the applicable credit rating methodology that is in effect.

1.3 KBRA Ratings shall adopt reasonable measures designed so that that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4 KBRA Ratings avoids issuing credit ratings for entities or obligations for which it does not have appropriate information, knowledge, and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether KBRA Ratings can determine a high quality credit rating for the security, KBRA Ratings shall refrain from issuing a credit rating.

1.5 In assessing creditworthiness, KBRA Ratings analysts involved in the credit rating action use the credit rating methodology established by KBRA Ratings for the type of entity or obligation that is subject to the credit rating action. The credit rating methodology shall be applied in a manner that is consistent across all entities or obligations for which that methodology is used.

1.6 KBRA Ratings defines the meaning of each category in its rating scales and applies those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7 Credit ratings are assigned by KBRA Ratings as an entity (not by an analyst or other employee of KBRA Ratings).

1.8 KBRA Ratings assigns analysts who, individually or collectively (particularly where credit rating committees are used), have appropriate knowledge and experience for assessing the creditworthiness of the type of entity or obligation being rated.

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[1] KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version replaces the prior version dated March 28, 2025.

1.9   KBRA Ratings shall maintain internal records to support its credit rating opinions in accordance with applicable laws and regulations in the jurisdictions in which it conducts business, as well as its own policies and procedures.

1.10   KBRA Ratings shall establish, maintain, document, and enforce policies, procedures, and controls designed to avoid knowingly issuing credit ratings, analyses, or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of a rated entity or obligation.

1.11   KBRA Ratings shall devote sufficient resources to carry out and maintain high quality credit ratings. When deciding whether to issue a credit rating for an entity or obligation, KBRA Ratings shall assess whether it is able to devote a sufficient number of analysts with the skills to determine high quality credit ratings, and whether the analysts will have access to sufficient information in order to determine a high quality credit rating.

1.12   KBRA Ratings shall establish and maintain a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations KBRA Ratings currently rates.

1.13   KBRA Ratings shall establish and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis pursuant to an established timeframe, of all aspects of KBRA Ratings' credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. For example, KBRA Ratings shall assess whether existing credit rating methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured finance product change materially. Where feasible and appropriate for the size and scope of its credit rating business, this function shall be independent of the employees who are principally responsible for determining credit ratings.

1.14   KBRA Ratings, in selecting the analyst or analysts who will participate in determining a credit rating, shall seek to promote continuity but also to avoid bias in the credit rating process.

1.15   KBRA Ratings shall allocate sufficient employees and financial resources to monitoring and updating all its credit ratings. Except for a credit rating that clearly indicates it does not entail ongoing surveillance, once a credit rating is published, KBRA Ratings shall monitor the credit rating on an ongoing basis by:

(a)   reviewing the creditworthiness of the rated entity or obligation regularly in accordance with KBRA Ratings' relevant policies, procedures, and methodologies and applicable laws and regulations;

(b)   initiating a review of the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a credit rating action (including withdrawal of a credit rating), consistent with the applicable credit rating methodology;

(c)   reviewing the impact of and applying a change in the credit rating methodologies, models, or key rating assumptions on the relevant credit ratings within a reasonable period of time; and

(d)   updating on a timely basis the credit rating, as appropriate, based on the results of such review.

1.16   If KBRA Ratings uses separate analytical teams for determining initial credit ratings and for subsequent monitoring of existing credit ratings, each team shall have the requisite level of expertise and resources to perform their respective functions in a timely manner. KBRA Ratings reserves the right to evaluate internal processes and market trends to maintain operational flexibility to allocate resources needed to monitor existing credit ratings and conduct reviews on a timely basis.

1.17   KBRA Ratings shall establish, maintain, document, and enforce policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is withdrawn.

B. Integrity of the Credit Rating Process

1.18   KBRA Ratings and its employees shall deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers, and users of credit ratings.

1.19   KBRA Ratings holds its employees to the highest standards of integrity and ethical behavior. Subject to applicable local legal and regulatory requirements, KBRA Ratings will not knowingly employ individuals with demonstrably compromised integrity.

1.20   KBRA Ratings and its employees shall not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger, or user of KBRA Ratings' credit ratings about the outcome of a particular credit rating action. This does not preclude KBRA Ratings from developing preliminary indications in connection with its analysis in a manner consistent with Provisions 1.22 and 2.6(d) of the Code of Conduct.

1.21   KBRA Ratings and its employees shall not make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers, or users of KBRA Ratings' credit ratings (e.g., subscribers) to pay for credit ratings or other services.

1.22   KBRA Ratings and its employees shall not make proposals or recommendations regarding the activities of rated entities or obligors that could affect a credit rating of the rated entity or obligation, including, but not limited to, proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, KBRA Ratings' analysts may hold a series of iterative discussions and other interactions with rated entities or obligors or their agents to (i) understand and incorporate into their analyses the particular facts and features, and any modification thereof, as proposed by the rated entity or issuer or obligor or their agents; and (ii) explain to the rated entity or issuer or obligor or their agents the rating implications of KBRA Ratings' ratings methodologies as applied to the relevant proposed facts and features.

1.23   In each jurisdiction in which KBRA Ratings operates, KBRA Ratings shall establish, maintain, document, and enforce policies, procedures, and controls designed so that KBRA Ratings and its employees comply with the Code of Conduct and applicable laws and regulations.

(a)   KBRA Ratings has established a Compliance function responsible for monitoring and reviewing the compliance of KBRA Ratings and its employees with the provisions of the Code of Conduct and with applicable laws and regulations.

(b)   Compliance also shall be responsible for reviewing the adequacy of KBRA Ratings' policies, procedures, and controls concerning compliance with the Code of Conduct and applicable laws and regulations.

(c)   KBRA Ratings has appointed Regional Heads of Compliance. Each Regional Head of Compliance is responsible for overseeing and maintaining the Compliance function within their respective region, and together coordinate their compliance activities among the jurisdictions. To safeguard the independence of their judgment, each Regional Head of Compliance reports through a line independent of KBRA Ratings' credit rating operations. Neither their compensation, nor the compensation of their direct reports, is directly linked to KBRA Ratings' financial performance, and compensation arrangements are structured to preserve the independence of their judgment.

(d)   The Regional Heads of Compliance report to the Global Head of Compliance (GHC) or, if that position is vacant, to the General Counsel of KBRA Group[3]. The GHC does not administer KBRA Ratings' Compliance policies and procedures, and the compensation of the GHC is not subject to the requirements applicable to the Regional Heads of Compliance and their direct reports.

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[3] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, Kroll Bond Rating Agency International Limited and KBRA Ratings. KBRA Analytics collectively refers to KBRA Analytics, LLC (KBRA Analytics US), KBRA Analytics EU Limited (KBRA Analytics EU), and KBRA Analytics UK Limited (KBRA Analytics UK). KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

1.24   KBRA Ratings employees are expected to report promptly any conduct they reasonably believe to be illegal, unethical, or contrary to this Code of Conduct to Compliance or another officer of KBRA Ratings, as appropriate, so proper action may be taken. KBRA Ratings' employees are not necessarily expected to be experts in the law. Nonetheless, KBRA Ratings employees are expected to report activities that a reasonable person would question. Upon receiving such a report from an employee, KBRA Ratings is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction and the policies, procedures, and controls established, maintained, documented, and enforced by KBRA Ratings prohibits retaliation by KBRA Ratings or an employee against any employees who, in good faith, reports a violation of the law, regulation, or this Code of Conduct.

2.   INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

A.   General

2.1   KBRA Ratings shall not delay or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of the action on KBRA Ratings, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

2.2   KBRA Ratings and its employees shall use care and professional judgment to maintain both the substance and appearance of KBRA Ratings' and its employees' independence and objectivity.

2.3   KBRA Ratings' determination of a credit rating shall be influenced only by factors relevant to the credit assessment.

2.4   The credit rating KBRA Ratings assigns to an entity or obligation shall not be affected by the existence (or non-existence) of, or potential for, a business relationship between KBRA Ratings (or its affiliates) and the rated entity, obligor, originator, underwriter, or arranger (or any of their affiliates), or any other party.

2.5   KBRA Ratings shall operationally, legally, and, if practicable, physically separate its credit rating business and its analysts from any other businesses that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, KBRA Ratings shall establish, maintain, document, and enforce policies, procedures, and controls designed to minimize the likelihood that conflicts of interest will arise. To the extent any exist, KBRA Ratings will disclose on its website any such other business on KBRA Ratings' external website.

B.   CRA Policies, Procedures, Controls and Disclosures

2.6   KBRA Ratings shall establish, maintain, document, and enforce written policies, procedures, and controls to (i) identify, and (ii) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, credit rating actions, or analyses of KBRA Ratings or the judgment and analyses of KBRA Ratings' employees. Among other things, the policies, procedures, and controls shall address (as applicable to KBRA Ratings' business model) how the following conflicts can potentially influence KBRA's credit rating methodologies or credit rating actions:

(a)   being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

(b)   being paid by subscribers with a financial interest that could be affected by a credit rating action of KBRA Ratings;

(c)   being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to KBRA Ratings' credit ratings;

(d)   providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

(e)   having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in KBRA Ratings.

2.7   KBRA Ratings shall disclose actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Provision 2.6 above) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest shall be disclosed in the same form and through the same means as the relevant credit rating action.

2.8   KBRA Ratings shall disclose the general nature of its compensation arrangements with rated entities, obligors, and lead underwriters.

(a)   KBRA Ratings does not provide consulting services. If KBRA Ratings were to receive from a rated entity, obligor, originator, lead underwriter, or arranger compensation unrelated to its credit rating services, KBRA Ratings would disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, lead underwriter, or arranger.

(b)   KBRA Ratings shall disclose when it receives a specified percent (or more) of its annual revenue from a single client (e.g., a rated entity, obligor, originator, lead underwriter, arranger, or subscriber, or any of their affiliates). KBRA Ratings complies with specific jurisdictional revenue concentration requirements or limits.

2.9   KBRA Ratings supports requirements that structured finance issuers and originators of structured finance products make available all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently from the credit rating agencies engaged by the issuers and/or originators to provide a credit rating.

2.10   KBRA Ratings shall not hold or transact in trading instruments presenting a conflict of interest with KBRA Ratings' credit rating activities.

2.11   In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to KBRA Ratings, the employees responsible for interacting with the officials of the rated entity or the obligor (e.g., government regulators) regarding supervisory matters shall be separate from the employees that participate in taking credit rating actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C.   CRA Employee Independence

2.12   Reporting lines for KBRA Ratings employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

(a)   KBRA Ratings employees who participate in or who might otherwise have an effect on a credit rating action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that KBRA Ratings derives from that entity or obligor.

(b)   KBRA Ratings shall conduct formal and periodic reviews of its compensation policies, procedures, and practices for its employees who participate in or who might otherwise have an effect on a credit rating action to confirm whether these policies, procedures, and practices have not compromised and do not compromise the objectivity of KBRA Ratings' credit rating process.

2.13   KBRA Ratings employees who participate in or who might otherwise have an effect on a credit rating action shall not initiate or participate in discussions with rated entities, obligors, arrangers, or subscribers regarding fees or payments charged to such rated entity, obligor, arranger, or subscriber.

2.14   As detailed in various KBRA Ratings policies and procedures, KBRA Ratings employees are prohibited from participating in or otherwise influencing KBRA Ratings' credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g., spouse, domestic partner, or dependent), or an entity managed by the employee (e.g., a trust):

(a)   Holds or transacts in a trading instrument issued by the rated entity or obligor;

(b)   Holds or transacts in a trading instrument (other than a widely diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a trading instrument issued by the rated entity or obligor;

(c)   Holds or transacts in a trading instrument issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA Ratings;

(d)   Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA Ratings;

(e)   Is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

(f)   Is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

(g)   Has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15   KBRA Ratings analysts and their Family Members shall not hold or transact in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. This would not preclude an analyst from holding or trading a widely diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. For purposes of this provision, "Family Members" means: (i) the spouse, domestic partner or cohabitant of an KBRA Ratings analyst; (ii) a minor or unmarried dependent child of a KBRA Ratings analyst, including an adopted child, stepchild, or foster child; (iii) a parent, in-law or any other relative with whom the KBRA Ratings analyst resides, and (iv) any legal person, trust, or partnership, whose managerial responsibilities are discharged by a KBRA Rating analyst or by person referred to in 2.15(i)-(iii), or which is directly or indirectly controlled by such a person, or that is set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person.

2.16   KBRA Ratings analysts shall be prohibited from soliciting money, gifts, or favors from any entity rated by KBRA Ratings other than incidentals of nominal value provided as part of a normal business interaction. All KBRA Ratings employees shall be prohibited from accepting gifts offered in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest that KBRA Ratings deems to be unacceptable pursuant to its policies concerning gifts and entertainment.

2.17   A KBRA Ratings employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor, or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall be required under KBRA Ratings' policies, procedures, and controls to disclose the relationship to their respective Regional Head of Compliance or another officer of KBRA Ratings, as appropriate.

2.18   KBRA Ratings shall establish, maintain, document, and enforce policies, procedures, and controls for (i) reviewing the past work of an analyst who leaves the employ of KBRA Ratings and joins an entity that the employee participated in rating, an obligor whose obligation the employee participated in rating, an originator, underwriter, or arranger with which the employee had significant dealings as part of his or her duties at KBRA Ratings, and (ii) taking such actions as are required by applicable legal and regulatory requirements.

3. CRA RESPONSIBILITIES TO THE INVESTING PUBLIC, RATED ENTITIES, OBLIGORS, ORIGINATORS, UNDERWRITERS, AND ARRANGERS

A. Transparency and Timeliness of Credit Ratings Disclosure

3.1   KBRA Ratings provides information on www.kbra.com to assist investors in developing a greater understanding of what a rating is. KBRA Ratings does not state or imply that its regulatory authorities endorse its credit ratings or use its registration status to advertise the quality of KBRA Ratings' credit ratings.

3.2   KBRA Ratings publicly discloses sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a credit rating was determined by KBRA Ratings.

3.3   KBRA Ratings shall publicly disclose a material modification to a credit rating methodology prior to the modification taking effect unless doing so would negatively affect the integrity of a credit rating by unduly delaying the taking of a credit rating action. In either case, KBRA Ratings shall disclose the material modification in a non-selective manner.

3.4   KBRA Ratings shall disclose its policies and procedures that address the issuance of unsolicited credit ratings.

3.5   KBRA Ratings shall disclose its policies and procedures for distributing credit ratings and reports, and for when a credit rating will be withdrawn.

3.6   KBRA Ratings shall disclose clear definitions of the meaning of each category in its rating scales, including the definition of default.

3.7   KBRA Ratings shall differentiate credit ratings of structured finance products from credit ratings of other types of entities or obligations by using the indicator (sf). The (sf) indicator does not change the meaning or definition of the credit rating in any other way and does not change the risk of the specific structured finance product.

3.8   KBRA Ratings shall be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, KBRA Ratings shall inform the rated entity, or the obligor or arranger of the rated obligation about the critical information and principal considerations upon which a credit rating will be based prior to disseminating a credit rating that is the result or subject of the credit rating action and afford such rated entity, obligor, or arranger an adequate opportunity to clarify any factual errors, factual omissions, or factual misperceptions it considers relevant to produce a well-informed credit rating. KBRA Ratings shall duly evaluate any response from such rated entity, obligor, or arranger. Where in particular circumstances KBRA Ratings has not informed such rated entity, obligor, or arranger prior to disseminating a credit rating action, KBRA Ratings shall inform such rated entity, obligor, or arranger as soon as practical thereafter and, generally, shall explain why KBRA Ratings did not inform such rated entity, obligor, or arranger prior to disseminating the credit rating action. For published unsolicited credit ratings, KBRA Ratings will use its best efforts to identify the appropriate party for such notification.

3.10   When KBRA Ratings publicly discloses or distributes to its subscribers (depending on KBRA Ratings' business model) a credit rating that is the result or subject of the credit rating action, it shall do so as soon as practicable after taking such action.

3.11   When KBRA Ratings publicly discloses or distributes to its subscribers (depending on KBRA Ratings' business model) a credit rating that is the result or subject of a credit rating action, it shall do so on a nonselective basis; for its published ratings, KBRA Ratings shall make such disclosures available free of charge.

3.12   KBRA Ratings shall disclose with a credit rating that is the result or subject of a credit rating action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation did not participate in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation shall be identified as such in accordance with KBRA Ratings' policies and procedures. KBRA Ratings also will disclose its policies regarding unsolicited credit ratings.

3.13   KBRA Ratings shall clearly indicate the attributes and limitations of each credit rating, and the extent to which KBRA Ratings verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, KBRA Ratings shall disclose this fact and how it may limit the credit rating.

3.14   For its published credit ratings, KBRA Ratings shall indicate when the credit rating was last updated or reviewed. The credit rating announcement shall also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, KBRA Ratings shall explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the credit rating decision.

3.15   When issuing a published rating on a structured finance product, KBRA Ratings shall publicly disclose or distribute to its subscribers (depending on KBRA Ratings' business model) sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for KBRA Ratings' credit rating). KBRA Ratings shall also publicly disclose or distribute information about the degree to which it analyzes how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When issuing or revising a published credit rating, KBRA Ratings shall explain in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the relevant rated entity or obligor.

3.17   If KBRA Ratings discontinues monitoring a published credit rating for a rated entity or obligation it shall either withdraw the credit rating or disclose such discontinuation to the public or to its subscribers (depending on KBRA Ratings' business model) as soon as practicable. A publication by KBRA Ratings of a credit rating that is no longer being monitored shall indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   KBRA Ratings shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information shall include verifiable, quantifiable historical information, organized over a period of time, and, where possible, standardized in such a way to assist investors and other users of credit ratings in comparing different CRAs. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, KBRA Ratings shall explain why.

B.   The Treatment of Confidential Information

3.19   KBRA Ratings shall establish, maintain, document, and enforce policies, procedures, and controls to protect confidential and/or material non-public information, including confidential information received from a rated entity, obligor, or originator, or the underwriter or arranger of a rated obligation, and non-public information about a credit rating action (e.g., information about a credit rating action before the credit rating is publicly disclosed or disseminated to subscribers).

(a)   The policies, procedures, and controls shall prohibit KBRA Ratings and its employees from using or disclosing confidential and/or material non-public information for any purpose unrelated to KBRA Ratings' credit rating activities, including disclosing such information to other employees where the disclosure is not necessary in connection with KBRA Ratings' credit rating activities, unless disclosure is required by applicable law, regulation, or routine examination.

(b)   The policies, procedures, and controls shall require KBRA Ratings and its employees to take reasonable steps to protect confidential and/or material non-public information from fraud, theft, misuse, or inadvertent disclosure.

(c)   With respect to confidential information received from a rated entity, obligor, originator, underwriter, or arranger, the policies, procedures, and controls shall prohibit KBRA Ratings and its employees from using or disclosing such information in violation of the terms of any applicable agreement or mutual understanding that KBRA Ratings will keep the information confidential, unless disclosure is required by applicable law or regulation.

(d)   With respect to a pending credit rating action, the policies, procedures, and controls shall prohibit KBRA Ratings and its employees from selectively disclosing information about the pending credit rating action, except to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

Notwithstanding the foregoing, KBRA Ratings shall not be restricted from publishing any credit rating or opinion regarding a particular issue or issue that incorporates confidential information without specifically disclosing such information or from using third party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the credit rating process or related business activities, including due diligence.

3.20   KBRA Ratings shall establish, maintain, document, and enforce policies, procedures, and controls designed to prevent violations of applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21   KBRA Ratings shall establish, maintain, document, and enforce policies, procedures, and controls that prohibit employees that possess confidential and/or material non-public information concerning a trading instrument from engaging in a transaction in the trading instrument or using the information to advise or otherwise advantage another person in transacting in the trading instrument.

4.   GOVERNANCE, RISK MANAGEMENT, AND EMPLOYEE TRAINING

4.1   (a)   KBRA Ratings' President and the Regional Heads of Compliance shall be responsible for overseeing KBRA Ratings' establishment, maintenance, documentation, and enforcement of a code of conduct that gives full effect to the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. KBRA Ratings' President and the Regional Heads of Compliance report to the KBRA Ratings Board, or where relevant, Supervisory Committee, for the relevant KBRA Ratings entity and such other similar bodies to the extent required by local law in the jurisdictions in which KBRA Ratings operates.

(b)   KBRA Ratings does not issue a credit rating unless a majority of the members of the KBRA Ratings Board, or where relevant, Supervisory Committee, for the relevant KBRA Ratings entity, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of KBRA Ratings.

(c)   In addition, at least one independent member and one other member of a KBRA Ratings Board possesses what a reasonable person considers to be, in-depth knowledge and experience regarding the Structured Finance product. Where relevant, members of the Supervisory Committee will be required to have experience in financial services.

(d)   KBRA Ratings will not issue a credit rating if a member of a KBRA Ratings Board, or where relevant, Supervisory Committee, participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating or rating outlook.

(e)   KBRA Ratings only compensates its independent directors/persons in a manner that preserves the independence of their judgment. The independent members of KBRA Ratings' Boards, or where relevant, Supervisory Committee, are compensated in a manner such that a reasonable person could conclude that the compensation is not linked to KBRA Ratings' business performance.

(f)   KBRA Ratings Boards are responsible for the monitoring of all of the following activities for the relevant KBRA Ratings entity:

(i)   the development of the credit rating policy and of the methodologies used by KBRA Ratings in its credit rating activities;

(ii)   the effectiveness of any internal quality control system of KBRA Ratings in relation to credit rating activities;

(iii) the effectiveness of measures and procedures instituted to ensure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate;

(iv) the compliance and governance processes, including the performance of any organizational body responsible for the annual review of models, methodologies and key ratings assumptions and their appropriateness;

4.2 KBRA Ratings entities have established a risk management committee that is responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, and operational risk. Such body makes periodic reports to the Boards (or similar body) and senior management to assist them in assessing the adequacy of the policies, procedures, and controls KBRA Ratings establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3 KBRA Ratings will establish, maintain, document, and enforce policies, procedures, and controls requiring employees to undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training shall be relevant to the employee's responsibilities and shall cover, as applicable, the Code of Conduct, KBRA Ratings' credit rating methodologies, the laws, rules and regulations governing KBRA Ratings' credit rating activities, KBRA Ratings' policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and KBRA Ratings' policies and procedures for handling confidential and/or material non-public information. The policies, procedures, and controls shall include measures designed to verify that employees undergo required training.

4.4 KBRA Ratings will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment, and control and safeguard arrangements for information processing systems. KBRA Ratings will implement and maintain decision-making procedures and organizational structures that clearly, and in a documented manner, specify reporting lines and allocate functions and responsibilities.

4.5 KBRA Ratings will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment, and control and safeguard arrangements for information processing systems, established in accordance with securities legislation and this Code of Conduct, and take any measures necessary to address any deficiencies.

5. DISCLOSURE AND COMMUNICATION WITH MARKET PARTICIPANTS

5.1 To the best of KBRA Ratings' knowledge, KBRA Ratings' disclosures, including those specified in the provisions in this Code of Conduct, are and shall be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2 This Code of Conduct has been drafted in accordance with the IOSCO Code. KBRA Ratings shall disclose with its Code of Conduct a description of how the provisions of its Code of Conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the IOSCO provisions). If the Code of Conduct deviates from an IOSCO provision, KBRA Ratings shall identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. KBRA Ratings shall describe how it implements and enforces its Code of Conduct. KBRA Ratings also shall disclose as soon as practicable any changes to its Code of Conduct or changes to how it is being implemented or enforced.

5.3 KBRA Ratings shall establish and maintain a function within its organization charged with receiving, retaining, and handling complaints from market participants and the public. The function shall establish, maintain, document, and enforce policies, procedures, and controls for receiving, retaining, and handling complaints, including those that are provided on a confidential basis. The policies, procedures, and controls shall specify the circumstances under which a complaint must be reported to senior management and/or the boards (or similar bodies).

5.4 KBRA Ratings shall publicly and prominently disclose free of charge on its primary website:

(a) the Code of Conduct;

(b)   a description of KBRA Ratings' credit rating methodologies;

(c)   information about KBRA Ratings' historic performance data; and

(d)   any other disclosures specified in applicable laws, regulations, and the provisions of the IOSCO Code as applicable given KBRA Ratings' business model and the jurisdictions in which it operates.

5.5   Any request for exceptions to the Code of Conduct must be submitted to Compliance in writing and must identify the relevant facts supporting the requested exceptions. Any exceptions may be approved in writing by the President of KBRA Ratings, but only when granting the exception does not otherwise violate a law, rule, or regulation, and any such written approval must specify reasons that support the exceptions.

6.   REPORTING OF VIOLATIONS

6.1   Nothing herein prohibits or restricts the rights of employees as set forth in KBRA Group's Whistleblower Policies and Procedures in the employee's relevant jurisdiction. All of the provisions contained in this Code of Conduct should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Group operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.



Code of Ethics

APPLICABLE TO: KBRA Group[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   February 12, 2026

1. Scope

a. This Code of Ethics (the Code of Ethics) applies to all employees of KBRA Group. The purpose of the Code of Ethics is to help employees understand how to maintain the high ethical standards expected of them by KBRA Group in daily business activities. The Code of Ethics sets forth KBRA Group's core values, articulates the standards of honesty, ethical conduct, and accountability that is expected of KBRA Group employees, and, as such, is designed to reinforce the importance of acting with integrity—KBRA Group's foundational principle, and the one on which KBRA Group's businesses depend for its continued growth and success.

b. At KBRA Group, business will be conducted responsibly and will meet the highest standards of ethical corporate behavior. All employees must demonstrate honest and ethical conduct when fulfilling their duties, including the ethical handling of actual or potential conflicts of interest between personal and professional relationships. All employees are expected to comply with all applicable laws, rules and regulations, and abide by the Code of Ethics, the Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, and other policies and procedures adopted by KBRA Group.

c. It is essential that employees read, understand, and affirm their adherence to the Code of Ethics. Although the Code of Ethics provides guidance to help KBRA Group employees make ethically responsible and appropriate decisions, it does not, and is not, intended to cover every possible law, policy, or situation. Employees are expected to use their best judgment before making decisions. If you are unsure what to do or are unsure about any provision in the Code of Ethics, please consult your supervisor, Human Resources, Compliance, or Legal.

2. Mission and Core Values

a. Established in 2010 as a challenger brand, KBRA Ratings' original mission was to restore trust in credit ratings. Since then, KBRA Ratings has provided the market with timely, transparent ratings and research as well as the tools needed to make informed investment decisions. The market has come to trust and now relies on KBRA Ratings, the largest rating agency formed post-crisis. Today, KBRA Ratings' mission is to assess risk and educate the financial markets by thinking beyond traditional credit rating protocols and by taking an innovative, more rigorous approach.

b. Innovation, collaboration, and integrity are KBRA Group's core values. They differentiate KBRA Group and allow KBRA Group to be forward looking.

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[1] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, Kroll Bond Rating Agency International Limited, and KBRA Ratings. KBRA Analytics collectively refers to KBRA Analytics, LLC (KBRA Analytics US), KBRA Analytics EU Limited (KBRA Analytics EU), and KBRA Analytics UK Limited (KBRA Analytics UK). KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version replaces the prior version dated July 24, 2025.



3. Ethical Standards

a. KBRA Group employees have a personal responsibility to act ethically and comply with the law. KBRA Group employees must:

    i.   engage in and promote honest and ethical conduct;
    ii. deal fairly with customers, suppliers, competitors, and other KBRA Group employees;
    iii. comply with applicable laws, rules, and regulations;
    iv. make appropriate use of KBRA Group's information technology resources;
    v.   take all reasonable measures to prevent the improper use and unauthorized disclosure of nonpublic information about KBRA Group or its customers either received or created during KBRA Group's business activities, unless disclosure is required by applicable law or regulation; and
    vi. read, understand, and comply with all applicable KBRA Group policies, procedures, programs, and guidelines, all of which are located on the KBRA Group's Intranet at http://net.kbra.local/.

4. Prohibited Conduct

a. The primary responsibility of KBRA Group employees is to perform their jobs in an efficient and productive manner. KBRA Group employees are expected to meet KBRA Group's standards of work performance and personal conduct, including following company rules, adhering to safe working practices, and cooperating with coworkers. KBRA Group is committed to treating all employees with respect and dignity and believes that KBRA Group employees deserve a workplace that is safe and free from harassment or other discrimination. In keeping with this commitment, KBRA Group maintains a strict policy prohibiting all forms of unlawful harassment and discrimination, including sexual harassment. These behaviors will not be tolerated under any circumstances, regardless of whether the behavior was or is intended to be offensive and should be reported in accordance with section 9 of the Code of Ethics. For additional information, please refer to the applicable regional Employee Handbook.

5. Avoiding Conflicts of Interest

a. When employees become aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and KBRA Group's policies and procedures. KBRA Group employees are expected to discuss their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest with their supervisors and Compliance.

b. For further guidance on business conduct and practices that may give rise to actual or potential conflicts of interest and the framework by which KBRA Group identifies and addresses actual or potential conflicts of interest, please consult KBRA Group's policies and procedures, including, but not limited to, the Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, the Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy, the Employee Conflict of Interest Policy, the Conflict of Interest Certification Procedure, the Conflict of Interest Certification Procedure for KBRA Europe and KBRA UK, the Fee Discussion Policy, the Fee Discussion Procedure, the Gifts and Entertainment Policy, and the Prohibited Acts and Practices Policy.

6. Confidential Information

a. Protecting confidential information is critical to KBRA Group's reputation, its integrity, its relationships with customers, and to facilitate compliance with the law, applicable regulations. KBRA Group requires that its employees must follow its policies and procedures concerning the acceptance, proper use, and handling of confidential information, as well as any written agreements with customers or other third parties related to the use or handling of confidential information, or written agreements between KBRA Group and its employees that relate to the use and handling of confidential information. KBRA Group employees are responsible for protecting all confidential information, regardless of its form or format. To the extent that an employee is obligated to keep any information confidential, that confidentiality obligation extends beyond the employee's employment with KBRA Group is terminated, regardless of the reason for termination.



b. Any KBRA Group employee who suspects that confidential information has been leaked—whether accidentally or otherwise—should report such suspicion promptly in accordance with section 9 of the Code of Ethics.

7. Self-Dealing and Insider Trading

a. KBRA Group employees who are aware of material nonpublic information related to issuers, underwriters, sponsors, other private or governmental issuers of securities or KBRA Ratings credit ratings, may not buy, sell, or otherwise benefit from any transaction of those parties, including, but not limited to, any securities or money market instruments, nor may KBRA Group employees recommend that another person buy, sell, or hold the securities of those parties or accept a business opportunity involving one of those parties. For further guidance on material nonpublic information and the prohibition of trading on inside information, please consult the Confidential Information and Insider Trading Policy.

8. Gifts, Meals, and Entertainment

a. KBRA Group employees shall not be influenced by the receipt of gifts or favors, nor shall they try to improperly influence others by providing gifts or favors. KBRA Group employees should avoid situations that could give the appearance that KBRA Group's business decisions are based upon anything other than legitimate business considerations. For guidance on accepting gifts and entertainment, please consult the Gifts and Entertainment Policy.

9. Reporting Violations

a. KBRA Group employees who are aware of or suspect in good faith:

   i.   illegal conduct;
   ii. a violation of KBRA Group's codes, policies, or procedures; or
   iii. other instances of fraudulent or unethical behavior,

   have a duty to report the issue or seek further guidance.

b. Violations and potential violations may be reported to Compliance, Legal, the employee's manager, or via KBRA Group's anonymous hotline applicable to your jurisdiction below or via one of the methods listed in the relevant Whistleblower Policy and Procedure for the employee's jurisdiction. Please identify and escalate potential issues before they lead to problems; and when in doubt, ask questions about the potential application of laws, regulations, the Code of Ethics, the Code of Conduct, or any other KBRA Group policies and procedures.

   KBRA Group's Anonymous Hotline Numbers:

Ireland:	1800 456 826
Japan:	0120 610 526
United Kingdom:	0808 281 5831
United States:	1-833-718-5068

10. Cooperation with Internal Investigations and Inquiries

a. KBRA Group employees are expected to fully cooperate with all KBRA Group-related investigations and inquiries, whether initiated internally by Compliance, Legal, HR, or other functions, or externally by regulatory authorities. Honest, timely, and complete cooperation is a fundamental obligation, and failure to do so may result in disciplinary action.

11. Administration of the Code of Ethics

a. After receiving a report of a potential violation pursuant to the Code of Ethics, if it is determined that an investigation of the alleged violation is needed, then an investigation will be commenced. Complaints will be kept confidential to the extent possible while still conducting an appropriate investigation.



b. Not less than annually, all KBRA Group employees will be required:

    i. to certify that they have reviewed the Code of Ethics, understand it, and agree to be bound by it;

    ii. to certify that they have not violated the Code of Ethics, and, to the best of their knowledge, they are not aware of any suspected violations of the Code of Ethics; and

    iii. to disclose any previously unreported transactions or events that appear to be in violation of the Code of Ethics.

c. Any questions regarding the Code of Ethics or its interpretation should be directed to Compliance.

12. Disciplinary Measures

a. Failure to comply with the Code of Ethics, or any other KBRA Group codes, policies, and procedures, or applicable laws and regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law could result in civil or criminal penalties imposed by a governmental agency or a court of law.

13. Whistleblower Protections and Nonretaliation

a. Nothing herein prohibits or restricts the rights of employees set forth in KBRA Group's Whistleblower Policy and Procedure in the employee's relevant jurisdiction. All of the provisions contained in this Code of Ethics should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Group operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to, any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.



Complaints Policy and Procedure

APPLICABLE TO: KBRA Group[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2] February 12, 2026

POLICY:

1. Credit Rating Complaint (Complaint) is an oral or written communication submitted by any party that contains:

    a. allegations of a specific violation of laws, including, but not limited to, non-compliance with securities laws, rules, regulations, the Code of Conduct, and/or policies and procedures of KBRA Group, or a KBRA Group employee with respect to KBRA Ratings' actions as a credit rating agency;

    b. allegations concerning KBRA Ratings' credit ratings, models, and methodologies; or

    c. allegations that a KBRA Ratings credit rating analyst in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a credit rating has performed in a manner that violates laws, rules, regulations, policies, and/or procedures.

2. The following are not considered Complaints under this policy, and are therefore not covered by this policy:

    a. General disagreements with specific credit ratings, KBRA Ratings' business model, and the outcome of a specific rating committee.

    b. An internal or external request to appeal a credit rating.

    c. Comments received as part of the process for public comment on methodologies.

PROCEDURE:

3. **Reporting of Complaints**

    a. KBRA Group maintains a reporting channel through which parties, including both internal and external parties, may submit Complaints, either anonymously or with attribution, as described below.

        i. By website: kbra.ethicspoint.com

        ii. By telephone:
            a) **Ireland:** 1800 456 826
            b) **Japan:** 0120 610 526
            c) **United Kingdom:** 0808 281 5831
            d) **United States of America:** 1-833-718-5068

---

[1] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, Kroll Bond Rating Agency International Limited, and KBRA Ratings. KBRA Analytics collectively refers to KBRA Analytics, LLC (KBRA Analytics US), KBRA Analytics EU Limited (KBRA Analytics EU), and KBRA Analytics UK Limited (KBRA Analytics UK). KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version replaces the prior version dated July 24, 2025.



iii. By mail to:

United States of America
Compliance Department
Kroll Bond Rating Agency, LLC
805 Third Avenue
New York, New York 10022
United States of America

Ireland
Compliance Department
Kroll Bond Rating Agency Europe Limited
2nd Floor, One George's Quay Plaza,
George's Quay,
Dublin 2 D02E440, Ireland

United Kingdom
Compliance Department
Kroll Bond Rating Agency, UK Limited
1 Connaught Place
2nd Floor
London, England W2 2ET

Japan
Compliance Department
Kroll Bond Rating Agency Japan K.K.
Marunouchi Nijubashi Building 3F
3-2-2 Marunouchi, Chiyoda-ku
Tokyo, Japan 100-0005

b. Confidential, anonymous external Complaints by users of credit ratings may be submitted to KBRA Group in accordance with local regulatory requirements.

c. Any KBRA Group employee may also submit Complaints to Compliance at compliance@kbra.com. Notwithstanding the foregoing, if a KBRA Group employee prefers to report a Complaint to a KBRA Group function other than to Compliance, the KBRA Group employee is not prohibited from doing so.

d. Nothing in this policy shall be construed to limit the ability of any KBRA Group employee to raise a Complaint or any other type of concern regarding potential violations of laws, rules, regulations or any relevant KBRA Group code, policy, or procedure.

4. Receipt of External Complaints

a. Any KBRA Group employee who receives an external oral or written Complaint must promptly notify their supervisor and Compliance that they have received a Complaint.

   i. Written Complaints must be forwarded by email to Compliance at compliance@kbra.com, and to the KBRA Group employee's manager.

   ii. Oral Complaints should be summarized in writing and forwarded by email to Compliance at compliance@kbra.com, and to the KBRA Group employee's manager.

   iii. Any written summary of an external oral Complaint must contain:
   a) A short description of the external Complaint, including the names of any KBRA Group employees specified by the complaining party.
   b) The name of the party who submitted the external Complaint (if known).
   c) The company for which the party making the external Complaint works (if known).
   d) The date on which the external Complaint was received.

b. For any external Complaints where the party making the external complaint wishes to remain anonymous, KBRA



Group employees should advise them to submit the Complaint via one of the methods identified in section 3.a above.

5. Review of Complaints

a. Compliance is responsible for reviewing all Complaints. To the extent that it is determined to be necessary, Compliance will consult with appropriate KBRA Group personnel to determine what, if any, response to a Complaint is required and whether review or investigation of a Complaint is necessary.

6. Escalation of Complaints

a. Complaints deemed to be material will be escalated to the Investigation Committee and may be shared with senior management and the applicable Board of Managers, Monitoring Committee, or Board of Directors.

7. Record Retention

a. Compliance will retain Complaints and their associated records as required by regulation and the KBRA Records Management Policy and Record Retention Schedule.

8. Reporting of Violations

a. Nothing herein prohibits or restricts the rights of employees as set forth in KBRA Group's Whistleblower Policies and Procedures in the employee's relevant jurisdiction. All of the provisions contained in this policy and procedure should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Group operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to, any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.

Any questions regarding this policy and/or procedure should be directed to Compliance.



Confidential Information and Insider Trading Policy

APPLICABLE TO: All KBRA Entities[1]

Issued by: KBRA Compliance Department

Effective Date[2]: February 03, 2023

POLICY

1. Standards

    a. As required by applicable laws and regulations KBRA ALL shall implement procedures, policies and controls to limit the disclosure of confidential information. Any employee of KBRA ALL who comes into possession of material, non-public information, regardless of the source and whether or not the information pertains to any entity rated by KBRA is prohibited from discussing, disseminating or acting upon that information in any way except during the course of employee's legitimate business duties or where required by law. No KBRA ALL employees may trade in their own accounts or trade in the account of a third party in any security while in possession of material non-public information regarding that security. If an employee believes that he or she has received material non-public information or if there is any doubt about whether he or she is in possession of material non-public information, the employee should immediately contact any member of Legal or Compliance. All employees are barred from trading on material, non-public (i.e. "inside") information. In addition, employees are prohibited from tipping others by providing them with inside information. KBRA ALL shall take all reasonable measures to protect the confidential nature of information shared with its employees by rated entities under the terms of a confidentiality agreement or otherwise under a mutual understanding that the information is shared confidentially.

2. Types of Confidential Information

    a. Information that is "confidential" is information that has been created or received by KBRA ALL in the course of its business activities, and not generally publicly known or available. Confidential Information can generally be described as "private information" or "material non-public information."

        i. Private information: Information provided to an employee of KBRA ALL by a client, subscriber, or issuer that is not publicly available and which the client, subscriber, or issuer has not authorized KBRA ALL to make publicly available. This could include, but is not limited to, an investment strategy, portfolio holdings, proprietary information, financial projections, and market share information. In addition, information relating to KBRA's business, such as proposed rating actions, non-public models and/or methodologies, or discussions of rating committee(s), must also be kept confidential. For example, a rating report that has not yet been published on KBRA's website must be maintained as confidential until it is publicly disseminated.

        ii. Material, Non-public Information/Inside Information: Material, non-public information is any information provided to an employee of KBRA ALL that: (1) would likely influence the average investor when deciding whether or not to invest in a given security; and (2) has not yet been disseminated in a manner that makes it generally available to investors, and/or the market has not yet had an opportunity to absorb such information including but not limited to credit ratings, possible future credit ratings, rating outlooks and information related thereto.

    b. Information is not confidential if it was publicly known at the time it was received, and information ceases to be confidential if it becomes known to the public other than by an act of KBRA ALL.

---

[1] KBRA ALL, includes KBRA Holdings, LLC, KBRA Analytics, LLC (KBRA Analytics), Kroll Bond Rating Agency International Limited and all KBRA rating entities, collectively KBRA, which includes Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), and Kroll Bond Rating Agency UK Limited (KBRA UK)
[2] This version replaces the prior version, which became effective on December 31, 2020.

3. Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA ALL employees as set forth in the Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Confidential Information and Insider Trading Policy should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission

(SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

4. Maintaining Compliance

a. KBRA ALL shall take all reasonable measures to protect property and records in its possession from fraud, theft, misuse, taking into account the nature, scale and complexity of our business, including the maintenance of insider lists as may be required by applicable laws and regulations.

b. KBRA ALL employees are prohibited from capturing any confidential information on any personal device in any form. This includes, but is not limited to, as images, audio recordings and video recordings.

c. KBRA Europe and KBRA UK shall create and maintain a list of all KBRA Europe and KBRA UK employees and other natural persons (including employees of affiliates of KBRA Europe and KBRA UK) to whom credit ratings, rating outlooks and information related thereto are communicated before being publicly disclosed for each credit rating action that is due for publication.

d. To promote and maintain compliance with the foregoing policies and procedures, KBRA ALL will maintain a copy of this policy online and train on this policy annually. KBRA ALL employees who suspect that confidential material has been leaked, whether accidentally or otherwise, should report such suspicion to Compliance. No negative consequences will accrue against any KBRA ALL employees reporting his or her suspicions about a leak of confidential material pursuant to this policy.

e. KBRA ALL will ensure that its employees do not use or share confidential information for the purpose of buying or selling or engaging in any transaction in any security, derivative or exchange contract based on a security issued, guaranteed, or otherwise supported by any person or company, or for any other purpose except the conduct of the designated rating organization's business.

f. If employees have any questions or concerns regarding the proper handling of confidential material, they are encouraged to see their supervisor or a member of Compliance.

Any questions regarding the interpretation of this policy should be directed to Compliance.



Disclosure and Attestation Policy for Credit Ratings

APPLICABLE TO: Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe) and Kroll Bond Rating Agency UK (KBRA UK), collectively KBRA

Issued by: KBRA Compliance Department

Effective Date[1]: January 01, 2023

POLICY

1. **Required Disclosures**

    a. KBRA shall comply with all applicable laws and regulations relating to its obligation to make disclosure of certain information about its credit ratings, including the issuance of information disclosure forms ("IDFs") for credit rating actions. KBRA must be transparent with the rated entity and investors about how the rated entity or its securities are rated.

    b. KBRA is not obligated to update any IDF solely because information contained therein has changed since the original date of the credit rating action covered by the relevant IDF. Any disclosures requiring revision will be included in the IDF that would need to be issued if and when the next surveillance credit rating action occurs.

    c. For IDFs that apply to published credit ratings on a single transaction, single entity, or a single credit rating, KBRA will make only the most recent version available on its public website. For IDFs that pertain to published credit rating actions on more than one transaction, in addition to the most recent version of the IDF, previous versions of IDFs covering one or more of those transactions may remain available on KBRA's public website until they are removed by KBRA.

    d. KBRA shall publish every executed Form ABS Due Diligence 15E ("Form 15E") received by KBRA in the same manner as the credit rating that is the subject of the related credit rating action.

2. **Required Attestations**

    KBRA shall comply with all applicable laws and regulations relating to its obligation to provide attestations regarding its credit ratings, including those that must be included in Information Disclosure Forms for credit rating actions.

3. **Ratings for Which IDFs and Attestations Are Not Required**

    The requirements set forth in Sections 1 and 2 of this policy are not applicable to:

    a. Withdrawals of credit ratings resulting from bankruptcy proceedings of the issuer;

    b. Withdrawals of credit ratings that result from the repayment in full of the rated obligation on or prior to its final maturity date;

    c. SRS Ratings;

    d. Credit ratings that are derived exclusively from an existing credit rating of a program, series, category or class of debt or other rated entity (including, but not limited to, ratings of monoline bond insurers); and

    e. The issuance of rating agency condition letters.

4. **Procedures**

    KBRA shall implement procedures it deems appropriate to effectuate this policy.

    Questions regarding the interpretation of this policy should be directed to Compliance.

---

[1] This version supersedes the prior version, which became effective on December 31, 2020.



Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy

APPLICABLE TO: KBRA Ratings[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   September 16, 2025

POLICY:

1. Purpose

    a. KBRA Ratings is committed to maintaining the independence and objectivity of its credit rating process by establishing clear separation between Ratings Personnel and Commercial Personnel (as defined below). This policy establishes guidelines to prevent conflicts of interest between Commercial Activities and Credit Rating Activities (as defined below).

2. Definitions

    a. **Commercial Activities:** Activities that involve advertising or soliciting business for KBRA Ratings' credit rating products or services. These include, but are not limited to:
        i. Outreach to potential or existing clients to solicit ratings engagements.
        ii. Participation in fee discussions, contract negotiations, or business development efforts.
        iii. Creation or distribution of Marketing Materials.

    b. **Commercial Personnel**: Employees in Marketing & Communications, Business Development, and Investor Relations.

    c. **Credit Rating Activities:** Activities conducted by KBRA Ratings related to the initiating, evaluating, determining, approving, issuing, reviewing, maintaining, monitoring, changing, or withdrawing of a credit rating by KBRA Ratings, including, but not limited to, data and information analysis conducted by KBRA Ratings related to credit ratings, and communication of credit ratings outside of KBRA Ratings.

    d. **Marketing Materials:** Materials created by Commercial Personnel for Commercial Activities. For the avoidance of doubt, this does not include materials produced as part of Credit Rating Activities or research published by KBRA Group[3].

    e. **Ratings Personnel:** Employees or staff directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings.

---

[1] KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version supersedes and replaces the prior version dated December 31, 2020.

[3] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, LLC (KBRA Analytics), Kroll Bond Rating Agency International Limited and KBRA Ratings.

Duties of Commercial Personnel and Ratings
Personnel to Avoid Conflicts of Interest
1
September 16, 2025

3. Ratings Personnel Limitations

a. Ratings Personnel may not participate in the setting or negotiating of fees and any aspects of the billing and payment process, which shall be conducted by Commercial Personnel. Ratings Personnel must also comply with additional requirements with respect to fees as set forth in the Fee Discussion Policy and the Fee Discussion Procedure.

b. Ratings Personnel may not create or distribute Marketing Materials. However, Ratings Personnel are permitted to:

   a. Provide Commercial Personnel with specific information related to educating market participants on credit ratings or methodologies that will be included in Marketing Materials.
   b. Review Marketing Materials for factual inaccuracies concerning credit ratings or methodologies.
   c. Include portions of Marketing Materials in their Presentation Materials to educate market participants on credit ratings or methodologies rather than to advertise or solicit business for KBRA Ratings' credit rating products or services.

c. Ratings Personnel may not direct the marketing of KBRA credit ratings.

d. Ratings Personnel may not engage in Commercial Activities but may share or repost information on social media to market participants that has already been disseminated by Commercial Personnel.

4. Commercial Personnel Limitations

a. Commercial Personnel may not provide Ratings Personnel information about the commercial aspects of a credit rating engagement, including, but not limited to, the negotiation of fees and the fees to be paid to KBRA Ratings to issue a credit rating.

b. Commercial Personnel may not vote, or participate in any capacity, in meetings of a rating committee, the Credit Policy Committee, or any similar internal body formed for the purpose of making decisions with respect to credit ratings or methodologies.

c. Commercial Personnel may not cause or seek to cause a rating committee or any individual member or members of a rating committee to reach a particular conclusion and must not seek to alter any conclusion reached by a rating committee. Ratings Personnel must promptly report any such instance to Compliance.

d. Commercial Personnel may not communicate directly with Rating Personnel with respect to a specific credit rating once KBRA Ratings has been engaged to provide such credit rating except to discuss the progress on or expected completion of specific credit rating engagements.

e. Commercial Personnel may only provide aggregate financial performance or competitive information relating to KBRA Ratings or other credit rating agencies if such information is not intended to, and would not reasonably be expected to, influence either the credit rating process, credit rating outcomes, the content of or application of any methodology or related procedure.

f. Commercial Personnel may request published materials from Ratings Personnel that is to be used to educate market participants about KBRA Ratings' credit ratings or methodologies.

5. Reporting of Violations

    a. Nothing herein prohibits or restricts the rights of employees set forth in KBRA Group's Whistleblower Policy and Procedure in the employee's relevant jurisdiction. All of the provisions contained in this Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Group operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to, any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities and Exchange Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to Compliance.

Duties of Commercial Personnel and Ratings
Personnel to Avoid Conflicts of Interest
   3   September 16, 2025



Employee Conflict of Interest Policy

<u>APPLICABLE TO</u>: ALL KBRA EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: December 22, 2021

POLICY:

Defined Terms

Rated Entity
A "Rated Entity" is any entity or issuer, sponsor, or underwriter of a security rated by or engaged to be rated by KBRA.

Prohibited Conflicts of Interest—All KBRA Employees

a) No employee of KBRA Europe, KBRA UK or KBRA US may participate in or otherwise influence the determination of a credit rating with respect to a transaction or a Rated Entity if the employee has any of the following conflicts of interest:

   i) Directly owns securities or derivatives of the Rated Entity, and/or has some other direct ownership interest in, the Rated Entity, and/or an entity related to the Rated Entity, other than holdings in diversified collective investment schemes;

   ii) Has had a recent employment or other significant business relationship with the Rated Entity that may cause or may be perceived as causing a conflict of interest;

   iii) Has a family member (i.e., a spouse, partner, parent, child, or sibling) who currently works for the Rated Entity in circumstances where this employment relationship may cause or may be perceived as causing a conflict of interest;

   iv) Has, or had, any other relationship with the Rated Entity or any related entity thereof, or any individual associated with the Rated Entity or any related entity thereof that may cause or may be perceived as causing a conflict of interest

   v) Has participated in sales or marketing to the Rated Entity of a KBRA product or service or a product or service of a KBRA affiliate or has been influenced by sales or marketing considerations with respect to the Rated Entity; and

   vi) Is an officer or director of the Rated Entity.

Prohibited Conflicts of Interest—KBRA Europe and KBRA UK Employees

a) In addition to the prohibitions set forth in Section 2 of this policy, no employee of KBRA Europe or KBRA UK may participate in or otherwise influence the determination of a credit rating with respect to a transaction or a Rated Entity if the employee has any of the following conflicts of interest:

   i) Directly or indirectly owns securities or derivatives of a related third party to the Rated Entity, other than holdings in diversified collective investment schemes;

   ii) Is a member of the administrative or supervisory board of the Rated Entity or a related third party.

Internal Controls
Policies and procedures designed for the purposes of effectuating this policy shall be maintained by KBRA US, KBRA Europe and KBRA UK.

Any questions regarding the interpretation of this Policy should be directed to the KBRA Compliance Department.



Fee Discussion Policy

APPLICABLE TO: ALL KBRA, KBRA EUROPE, and KBRA UK EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: December 31, 2020

POLICY:

1.   Fee Discussions

(a)   A "fee discussion" is any negotiation about fees for credit ratings, discussion or correspondence (whether internal or external) relating to those negotiations.

2.   KBRA Personnel Permitted to Have Fee Discussions

(a)   Fee discussions with potential and existing KBRA clients are handled exclusively by Business Development personnel and certain senior executives.

3.   KBRA Personnel Prohibited from Involvement in Fee Discussions

(a)   Ratings personnel involved in the credit rating process are not permitted to participate in fee discussions.

(b)   KBRA personnel who participate in fee discussions for a credit rating are prohibited from participating in the credit rating process.

(c)   Ratings personnel who are involved in fee discussions, believe that they may have participated in fee discussions or become aware of fee information, must follow the Fee Discussion Procedure.

Questions regarding this policy or the interpretation of this policy should be directed to the KBRA Compliance Department.



Gifts and Entertainment Policy

APPLICABLE TO: KBRA Group[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   March 27, 2026

POLICY

1. **Definitions**

    a. **Family Member:** An employee's (i) spouse, domestic partner, or cohabitant; (ii) minor or unmarried dependent child, including an adopted child, stepchild, or foster child; (iii) parent, an in-law, or any other relative with whom the employee resides; and (iv) any legal person, trust, or partnership, whose managerial responsibilities are discharged by the employee or by a person referred to above, or which is directly or indirectly controlled by such a person, or that is set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person.

    b. **Gifts:** Anything of value, whether tangible or intangible, provided or received directly or indirectly, including cash or cash equivalents (such as gift cards or vouchers) gifts, entertainment, services, discounts, free attendance, travel or lodging, promotional items, giveaways, raffle prizes, preferential treatment and other benefits.

    c. **Rated Entity**: Any entity, obligor, issuer, sponsor, or underwriter of a security rated by, or engaged to be rated by KBRA Ratings. For purposes of this policy only, the term also includes any agent acting on behalf of any such party in connection with the rating engagement.

    d. **Ratings Personnel**: Employees or staff directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings.

2. **Standards**

    a. Employees must not give, request, offer, or accept any Gift that influences, or could reasonably appear to influence, any KBRA Group business decision, including any KBRA Ratings credit rating decision or other credit rating activity, and must not use Gifts as an improper inducement to obtain or retain business, including to seek a credit rating from KBRA Ratings, and must not offer extravagant Gifts (see Section 5.d.).

    b. KBRA Ratings Personnel may not, directly or indirectly, solicit, accept, offer, or provide a Gift, individually or as part of a team, in connection with KBRA Ratings credit rating activities, except as expressly permitted herein.

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[1] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, Kroll Bond Rating Agency International Limited and KBRA Ratings. KBRA Analytics collectively refers to KBRA Analytics, LLC (KBRA Analytics US), KBRA Analytics EU Limited (KBRA Analytics EU), and KBRA Analytics UK Limited (KBRA Analytics UK). KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version replaces the prior version dated December 31, 2020.

3. Ratings Personnel

   a. **Gifts Received by Ratings Personnel**

   i. Except as expressly permitted in this Policy, Ratings Personnel may not solicit or accept any Gift from any Rated Entity, regardless of whether the Rated Entity is within the employee's analytical coverage area or whether the employee has worked on or participated in any credit rating activity for that Rated Entity.

   ii. If a Ratings Personnel employee is offered or receives a Gift, the employee must promptly notify Compliance. If the Gift is from a Rated Entity, the employee must decline or return it promptly. If return is not practicable, the employee must follow Compliance instructions for disposition.

   iii. Ratings Personnel employed by KBRA Ratings Japan may accept modest Gifts not exceeding $25 in value from Rated Entities when attending meetings, in accordance with local custom.

   b. **Incidentals to Business Meetings and Conferences Involving Rating Analysts**

   i. **Business Meeting Incidentals:** Ratings Personnel may accept business supplies (such as pens and note pads) and modest food and beverages provided in connection with a business meeting hosted by a Rated Entity, provided the reasonable value does not exceed $25 per person per meeting. Ratings Personnel must pay their own travel and lodging expenses, or such expenses must be paid by KBRA Ratings.

   ii. **Conferences and similar events:** Items of value provided in connection with conferences, seminars, or similar events, including promotional items, giveaways, raffles, or prizes, are treated as Gifts under this Policy even if offered broadly to attendees, and must be handled in accordance with the applicable restrictions and approval or reporting requirements.

   iii. **Invitations sponsored by Rated Entities and related parties:** Ratings Personnel may attend conferences, outings, dinners, or lunches sponsored by a Rated Entity and its agents with the prior approval of the Ratings Personnel's manager. If approved, the Ratings Personnel must pay all of their own expenses and may not accept any Gifts as part of the event, other than the business supplies and modest food and beverages permitted under Section 3.b.i. Ratings Personnel must not accept free or discounted registration, travel, lodging, or other expenses paid or reimbursed by a Rated Entity or its agents. Ratings Personnel may seek reimbursement from KBRA Ratings for out-of-pocket expenses in accordance with the KBRA Group expense reimbursement policy.

   c. **Family Members of Ratings Personnel**

   i. Family Members of Ratings Personnel must not solicit or accept Gifts from a Rated Entity or its agents where the Ratings Personnel employee knows or reasonably should know that the Gift is connected to KBRA Ratings credit rating activities or could create a conflict of interest or the appearance of a conflict. Gifts received solely as a result of the Family Member's independent employment and not connected to KBRA Ratings business may be permissible, but the Ratings Personnel employee must report to Compliance if they become aware of any Gift that could reasonably raise a conflict or appearance concern.

4. Other KBRA Employees

   a. Employees who are not Ratings Personnel may accept Gifts in the ordinary course of business, including occasional meals or entertainment, provided the donor is present for any entertainment. Employees must not accept cash or cash equivalents. Any Gift, other than one that is entertainment, reasonably believed to exceed $250 in value must be precleared by Compliance, and any Gift from a Rated Entity that is not nominal should be declined or discussed with Compliance in advance of acceptance. Gifts that are entertainment should not exceed $500 in value and must be precleared by Compliance.

   b. All Gifts remain subject to Section 2.a. above, and if an employee is in doubt or a Gift could reasonably be perceived as intended to influence any KBRA Group business decision, including any KBRA Ratings credit rating decision or other credit rating activity, the employee should decline and consult Compliance.

5. Gifts Given

a. Subject to applicable laws and regulations, appropriate and reasonable business Gifts may be provided by an employee who has been authorized by his or her supervisor to do so, and who is not Ratings Personnel, to any person with whom KBRA Group conducts business, other than:

   i.   a labor union representative; or
   ii. a public official (i.e., any elected official, or any representative with apparent authority to act on behalf of an elected official and/or the constituency represented by that elected official).

b. Ratings Personnel employed by KBRA Ratings Japan may provide modest gifts not exceeding $25 in value to Rated Entities when attending meetings, in accordance with local custom.

c. In the case of a Gift that is entertainment activities, the activity must be for reasonable business purposes, including a client event, and the KBRA Group host must also attend the event. Ratings Personnel may attend a KBRA-sponsored function with the KBRA Group host and the third party, provided KBRA Group pays for all expenses. For purposes of this section, a client event is an event hosted by KBRA Group for current or prospective clients or other business counterparties.

d. In no event shall KBRA Group provide any Gift that is:

   i.   prohibited by law or regulation;
   ii. known to violate a third party's policies concerning gifts and/or business entertainment; or
   iii. unduly extravagant or expensive (i.e., no more than $500 per person, unless approved in advance by Compliance), such as tickets to the Olympics, World Series, Super Bowl, or similar major sporting events or other highly sought-after events.

e. If there is any question regarding the propriety of a Gift, the responsible employee should notify Compliance and discuss the matter in advance. Gifts may not be extended to a labor union representative, or a public official as described in Section 5.a.ii.

f. Charitable Contributions, Sponsorships, and Speaking Honoraria

   i.   In no event shall any employee make or authorize any charitable contribution, event sponsorship, speaking honorarium, or similar support on behalf of KBRA Group as an inducement to seek or retain a credit rating engagement with KBRA Ratings.

   ii. Any charitable contribution, sponsorship, honorarium, or similar support that involves, is requested by, or would benefit a Rated Entity or its agents must be reviewed and approved in advance by Compliance. If there is any question regarding propriety, the responsible employee should notify Compliance and discuss the matter in advance.

6. Personal Relationship Gifts

a. A Gift may be permissible when it arises from personal relationship based primarily on personal or family ties and not on a KBRA Group business relationship, is clearly unrelated to KBRA Group business or KBRA Ratings credit rating activities, and does not create a conflict of interest or the appearance of a conflict of interest. Employees are responsible for exercising good judgment and consulting Compliance if an employee is in doubt. Employees must consult Compliance before proceeding or, if already received, promptly upon receipt where the other person is or is believed to be affiliated with a Rated Entity.

Any questions regarding this policy should be directed to Compliance.



Independent Directors and
Material Nonpublic Information Policy

APPLICABLE TO: All KBRA U.S. Employees and the Independent Members of the KBRA Board of Directors

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

Policy:

1.   Prohibition on Insider Trading by Independent Directors

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   purchase, sell, or otherwise benefit from any transaction in securities or money market instruments when he or she is aware of material nonpublic information obtained in connection with the performance of credit rating services that affects the securities or money market instruments.

2.   Prohibition on Dissemination of Material Nonpublic Information Outside KBRA

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   disseminate within or outside KBRA any material nonpublic information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If an independent director inadvertently receives material nonpublic information used in KBRA's performance of credit rating services, the independent director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.

3.   Requirement for Limited Conflict Checks in Certain Circumstances

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's prohibition on analysts participating in credit rating matters, when the independent directors are involved in the approval of procedures or methodologies used for the determination of credit ratings, including qualitative and quantitative models, they must confirm prior to their participation that:



(i)   they have not also participated in the sales or marketing to a rated entity, issuer, sponsor, or underwriter of a security rated by KBRA or engaged to be rated by KBRA, of a KBRA product or service or a product or service offered by a KBRA affiliate; and

(ii)   they have not been influenced by sales or marketing considerations with respect to the subject matter of the proceedings.

(b)   Documentation that the conflict check described in Section 3(a) has been performed will be retained by the KBRA Compliance Department.

4.   Notification

(a)   The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to independent directors (which may be an annual questionnaire) and will ask each independent director to acknowledge his or her understanding of, and agreement to abide by, this policy.

(b)   Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Chief Compliance Officer or his designee will review the questionnaires and, where necessary, communicate with the responding independent director to address any concerns raised in the responses to the questionnaires. The KBRA Compliance Department shall document the results of such discussions and shall be responsible for the retention of records related to those discussions.

5.   Reporting of Violations

(a)   Nothing herein prohibits or restricts the rights of KBRA employees or independent members of the KBRA board of directors as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Independent and Material Nonpublic Information Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees and independent members of the KBRA board of directors are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Look-Back Process Policy and Procedure

APPLICABLE TO: KBRA Ratings[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   October 3, 2025

POLICY AND PROCEDURE:

1. **Purpose**

   a. As required by applicable laws, rules, and regulations, to identify and address potential conflicts of interest when KBRA Ratings management knows, or can reasonably be expected to know, that Ratings Personnel (as defined below) departed KBRA Ratings and joined a Rated Entity or a Related Third Party (Rated Entity and Related Third Party as defined below).

2. **Definitions**

   a. **Look-Back Review**: The review, based on the applicable Look-Back Window (as defined below), conducted when a departed Ratings Personnel joins a Rated Entity or a Related Third Party, to identify and address potential conflicts of interest relating to the departed Ratings Personnel's participation in the determination of credit ratings.

   b. **Look-Back Questionnaire**: The questionnaire completed when a Ratings Personnel departs KBRA Ratings.

   c. **Look-Back Window**: The time period, as defined by applicable regulations, for which the departed Ratings Personnel's participation in the determination of credit ratings will trigger a Look-Back Review.

      i. For KBRA Ratings US, this window is defined as the preceding one (1) year period from the most recent rating action taken by KBRA Ratings on the applicable Rated Entity or Related Third Party prior to the employee's departure date.
      ii. For KBRA Ratings EU and KBRA Ratings UK, this window is defined as the two (2) years preceding the employee's departure date.

   d. **Rated Entity**: An entity, issuer, sponsor, or underwriter of a security rated by or engaged to be rated by KBRA Ratings.

   e. **Ratings Personnel**: Employees or staff directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings.

   f. **Related Third Party**: An obligor, issuer, arranger, originator, underwriter, servicer, or sponsor of a security or money market instrument that KBRA Ratings has rated.

   g. **Senior Officer**: An officer of KBRA Ratings who is a member of the Executive Committee, the Chief Rating Officer, or Group Head of an Analytical Group.

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[1] KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version supersedes and replaces the prior version dated January 3, 2025.

3. Prohibition on Future Employment of Ratings Personnel of KBRA Ratings EU and KBRA Ratings UK

a. Ratings Personnel of KBRA Ratings EU involved in credit rating activities are prohibited from taking key management positions with a Rated Entity or a Related Third Party within six (6) months of KBRA Ratings EU issuing a credit rating or an outlook on the Rated Entity.

b. Ratings Personnel of KBRA Ratings UK involved in credit rating activities are prohibited from taking key management positions with a Rated Entity or a Related Third Party within six (6) months of KBRA Ratings UK issuing a credit rating or an outlook on the Rated Entity.

4. Look-Back Questionnaire

a. For Ratings Personnel who depart KBRA Ratings, the manager of the departed Ratings Personnel must complete and return to Compliance a Look-Back Questionnaire (Questionnaire) as soon as practicable from such Ratings Personnel's date of departure, generally within five (5) business days from the date of their departure. If the manager of the Ratings Personnel is unavailable, the Managing Director or the Group Head of the departed Ratings Personnel shall complete the Questionnaire.

b. If Compliance does not receive a completed Questionnaire within the prescribed time period above, Compliance will reach out to the manager of the departed Ratings Personnel. If the manager of the Ratings Personnel is unavailable, Compliance will reach out to the Managing Director or the Group Head of the departed Ratings Personnel.

c. If the Questionnaire indicates that the departed Ratings Personnel joined a Rated Entity or Related Third Party and they participated in any capacity in determining credit ratings for the Rated Entity or involving the Related Third Party during the relevant Look-Back Window, a further review shall be conducted to determine (i) whether any conflict of interest of the departed Ratings Personnel with respect to their subsequent employment with the Rated Entity or Related Third Party influenced the credit rating of the Rated Entity or Related Third Party, and (ii) if the credit rating is solely a product of KBRA Ratings' documented procedures and methodologies (a Look-Back Review).

5. Look-Back Review

a. A Look-Back Review will be conducted when:
   i. The Look-Back Questionnaire indicates a Look-Back Review is to be conducted.
   ii. It is determined that a departed Ratings Personnel joined a Rated Entity or Related Third Party within five (5) years from their departure date from KBRA Ratings and they participated in any capacity in determining credit ratings for the Rated Entity or involving the Related Third Party during the relevant Look-Back Window.

b. The relevant sector team(s) of the subject credit ratings of the Rated Entity or Related Third Party for the relevant Look-Back Window is responsible for conducting the Look-Back Review.

c. The purpose of the Look-Back Review is to (i) determine if there is any evidence that a conflict of interest of the departed Ratings Personnel with respect to their subsequent employment with the Rated Entity or Related Third Party influenced the determination of the credit ratings in which they participated during the relevant Look-Back Window, and (ii) confirm that the credit rating is solely a product of KBRA Ratings' documented procedures and methodologies.

d. A Senior Director or above is responsible for the completeness of the Look-Back Review.

e. A Look-Back Review shall be completed no later than 30 calendar days after either of the following, as applicable:
   i. The date the completed Questionnaire is sent to Compliance, or
   ii. Credit Policy, a Senior Officer, or Compliance notifies a Senior Director or above from the relevant sector team that a departed Ratings Personnel has joined a Rated Entity or Related Third Party.

f. If a determination is made that no conflict of interest influenced a credit rating assigned to a Rated Entity or Related Third Party within the relevant Look-Back Window, then, at such time, the respective Look-Back Review is considered complete.



g. If a determination is made that a conflict of interest influenced a credit rating of a Rated Entity or Related Third Party during the relevant Look-Back Window, then:
   i. KBRA Ratings shall conduct a rating committee to affirm or revise the credit rating so that it no longer is influenced by a conflict of interest and is solely a product of the documented procedures and methodologies KBRA Ratings uses to determine credit ratings;
   ii. KBRA Ratings shall promptly publish either a revised credit rating or a credit rating affirmation and a corresponding Information Disclosure Form that contains the disclosure language required by applicable laws, rules, and regulation; and
   iii. If the credit rating is not revised or affirmed within 15 calendar days of the date on which KBRA Ratings determined that a credit rating was influenced by a conflict of interest, then KBRA Ratings shall place the credit rating on Watch status and include with the publication an explanation that the reason for the action is the discovery that the credit rating was influenced by such a conflict.

h. The outcome of the Look-Back Review must be communicated to Credit Policy and Compliance promptly in writing at the end of the review. Compliance retains the outcome of the Look-Back Review and maintains a log of such Look-Back Reviews.

6. Annual Look-Back Review

a. Compliance will conduct an annual review of all departed Ratings Personnel for a period of five years from their departure date from KBRA Ratings to determine if they joined a Rated Entity or Related Third Party during the five (5) year review period. In its annual review, Compliance notes the following:
   i. At the time of the individual's departure from KBRA Ratings, was the individual's subsequent employer known, and if yes, the name of their employer will be noted; and
   ii. Since their departure, has the employment status of such individual changed, and if yes, the name of their new employer will be noted.

b. If during an annual review, it is determined that a departed Ratings Personnel (i) joined a Rated Entity or Related Third Party and (ii) they participated in any capacity in determining credit ratings for the Rated Entity or involving the Related Third Party during the relevant Look-Back Window, a Look-Back Review pursuant to Section 5 shall be conducted.

c. Documentation regarding this annual review is maintained by Compliance.

7. Other Look-Back Review Catalyst Event

a. If Credit Policy, a Senior Officer, or Compliance is made aware that a departed Ratings Personnel (i) has joined a Rated Entity or Related Third Party (assuming such information was not available at the time the Questionnaire was completed or identified during an Annual Look-Back Review), and (ii) they participated in any capacity in determining credit ratings for the Rated Entity or involving the Related Third Party during the relevant Look-Back Window, a Look-Back Review pursuant to Section 5 shall be conducted.

8. SEC NRSRO Employment Transition Report (ETR)

a. Compliance shall report to the ETR as required when KBRA Ratings knows or can reasonably be expected to know that a person associated with KBRA Ratings within the previous five (5) years obtained employment with a Rated Entity or Related Third Party for which KBRA Ratings issued a credit rating during the 12-month period prior to such employment, if such employee:
   i. Was a Senior Officer,
   ii. Participated in any capacity in determining credit ratings for such Rated Entity or Related Third Party; or
   iii. Supervised an employee described in 8.a.ii above.

b. Documentation regarding former KBRA Ratings employees reported to the ETR is maintained by Compliance.

9. Record Retention

a. The Look-Back Questionnaire and the document evidencing conclusion of the Look-Back Review will be retained by Compliance as detailed herein. Notwithstanding the foregoing, documentation related to any credit rating committees convened as the result of following the procedures described herein shall be retained in accordance with the requirements related to the credit rating process for the relevant rating group.

Any questions regarding this policy and/or procedure should be directed to Compliance.



Non-Executive Directors and Inside Information
for KBRA Europe and KBRA UK Policy

<u>Applicable To</u>: All KBRA Europe and KBRA UK Employees, Officers and Directors

<u>Issued By</u>: KBRA Compliance Department

<u>Effective Date</u>: June 8, 2022

<u>POLICY</u>:

1.   Scope

(a)   The non-executive directors of KBRA Europe and KBRA UK are not employees of KBRA Europe or KBRA UK and are not subject to the personal securities trading requirements that apply to KBRA Europe's and KBRA UK's employees. The reason for such exclusion is that non-executive directors are not directly involved in the determination of KBRA Europe or KBRA UK credit ratings, and do not have access to credit ratings, rating outlooks and information related thereto prior to their public disclosure, which could be deemed to be "inside information" as defined in applicable laws and regulations in the European Union and the UK. Nevertheless, a non-executive director may be deemed to be a "person within" KBRA Europe or KBRA UK for purposes of certain laws and rules that broadly prohibit use or dissemination of material non-public information.

2.   Prohibitions

(a)   So that the non-executive directors of KBRA Europe and KBRA UK are subject to the same policy goals that underlie KBRA Europe's and KBRA UK's personal securities trading requirements, a non-executive director may not:

(i)   purchase, sell, or otherwise use or benefit from any transaction in securities or money market instruments when he or she is aware of inside information obtained in connection with the performance of credit rating services that affects the securities or money market instruments; or

(ii)   disseminate within or outside KBRA Europe or KBRA UK any inside information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If a non-executive director inadvertently receives any inside information, including with respect to credit ratings, rating outlooks or information related thereto prior to their public disclosure, the non-executive director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.



3.   Monitoring and Reporting Duties of Independent Non-Executive Directors

(a)   The independent non-executive members of KBRA Europe's Board of Directors shall be specifically responsible for monitoring the following:

(i)   the development of the credit rating policy and of the methodologies used by the credit rating agency in its credit rating activities;

(ii)   the effectiveness of the internal quality control system of the credit rating agency in relation to credit rating activities;

(iii)   the effectiveness of measures and procedures instituted to ensure that any conflicts of interest are identified, eliminated or managed and disclosed; and

(iv)   the compliance and governance processes, including the efficiency of the review function responsible for periodically reviewing its methodologies, models and key rating assumptions.

(b)   The independent non-executive directors shall present reports on their monitoring efforts as required by Section 3(a) of this Policy to the full KBRA Europe or KBRA UK Board of Directors and also shall report such results to ESMA or the FCA at their request, or to the extent deemed necessary by the independent directors.

4.   Notification

(a)   The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to non-executive directors (which may be an annual questionnaire), and will ask each non-executive director to acknowledge his or her understanding of, and agreement to abide by, this policy. Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Head of European Compliance or their designee will review the questionnaires and, where necessary, communicate with the responding non-executive director to address any concerns raised in the responses to the questionnaires.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Outside Activities Policy

APPLICABLE TO: KBRA ALL, which includes KBRA Holdings, LLC, KBRA Analytics, LLC (KBRA Analytics), and all KBRA rating entities, collectively KBRA, which includes Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), and Kroll Bond Rating Agency UK Limited (KBRA UK)

Issued by: Compliance

Effective Date[1]: January 01, 2023

Introduction

This policy applies to all employees of KBRA ALL, and certain other persons working at or for KBRA ALL, such as temporary employees and interns as may be determined in the sole discretion of Compliance.

Policy

1. **Outside Activities**
   a) Employees may not engage in any outside activities, including outside employment, that could constitute an actual or apparent conflict of interest with their employment at KBRA ALL, regardless of whether the employee is compensated for such activity.

   b) Certain outside activities present a possibility of an actual or apparent conflict of interest. Employees may not:

      i. Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;
      ii. If the employee participates in the ratings process, serve as an officer or director of an entity subject to a credit rating; or
      iii. Have a business relationship that is more than an arm's-length ordinary course of business relationship with an issuer or obligor that is subject to a credit rating determined by KBRA unless approved in advance in writing by Compliance.

   c) All outside activities must be disclosed to, and approved by, Compliance in accordance with procedures that KBRA will implement and maintain to effectuate the requirements contained in this Policy; provided, however, that the following outside activities generally do not need to be reported: involvement with local church groups; participation on recreational sports teams or recreational performing arts or musical groups; and participation in advisory groups such as parent-teacher organizations.

2. **Standard of Conduct**

   a) In relationships with individuals or entities outside of KBRA ALL, employees must conduct themselves in a manner consistent with the KBRA Code of Conduct and KBRA ALL's other policies and procedures.

   b) While at work, employees are expected to devote their full energies and attention to the business and affairs of KBRA ALL.

   c) The outside activities of employees must be conducted on personal time and never consume so much time and energy so as to interfere with an employee's ability to effectively perform their job.

3. **Employees Involved in the Production of Credit Ratings**

   a) Ratings personnel involved in the credit rating process who become involved in a personal relationship that creates the potential for any real or apparent conflict of interest, should disclose such relationship to Compliance.

Any questions regarding the interpretation of this Policy should be directed to Compliance.

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[1] This version replaces the prior version, which became effective on December 31, 2020.



805 Third Ave, 29th Floor
New York, NY 10022
+1 (212) 702-0707 | www.kbra.com

Personal Securities Trading Policy and Procedure

APPLICABLE TO: KBRA Group[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2] February 12, 2026

INTRODUCTION:

The trading and ownership of securities by employees and staff of KBRA Group may potentially create an actual or apparent conflict of interest, particularly for those involved in the determination of credit ratings. In some cases, the existence of certain conflicts may prohibit KBRA from issuing or maintaining a credit rating. To protect against those actual or apparent conflicts, this policy and procedure implements requirements concerning the trading and ownership of securities by Subject Employees (as defined below).

POLICY & PROCEDURE:

1. Applicability of Requirements

a. This policy applies to KBRA Group employees and certain other persons working at or for KBRA Group such as, but not limited to, temporary employees and interns as may be determined in the sole discretion of Compliance (collectively, Subject Employees). Subject Employees also include any other natural persons (i) whose services are placed at the disposal or who are under the control of KBRA Europe or KBRA UK and (ii) who are involved in the credit rating process.

b. Accounts subject to this policy and procedure are accounts in which securities are or are capable of being held or traded (herein referred to as a Securities Trading Account) and include:
   i. Accounts of Subject Employees and their Family Members (as defined below); and
   ii. Accounts in which a Subject Employee has a financial or beneficial interest, including direct and indirect ownership (e.g., joint accounts, custodial accounts, any account over which a Subject Employee exercises control by means of a power of attorney or as a trustee, and securities held in trusts).

c. Subject Employees are deemed to have a beneficial interest in all accounts of Family Members. A Family Member is defined as:
   i. The spouse, domestic partner, or cohabitant of a Subject Employee;
   ii. A minor or unmarried dependent child of a Subject Employee, including an adopted child, stepchild, or foster child;
   iii. A parent, an in-law, or any other relative with whom a Subject Employee resides; and
   iv. Any legal person, trust, or partnership, whose managerial responsibilities are discharged by a Subject Employee or by a person referred to above, or which is directly or indirectly controlled by such a person, or that is set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person.

   For example, if a Subject Employee's spouse opens a Securities Trading Account (in which stocks and/or bonds may be bought and sold), that account must be reported to Compliance, and all trades must be precleared, even if the Subject Employee is not named on the account. Notwithstanding the foregoing, it is the Subject Employee's responsibility to report all required accounts, and not the responsibility of the relevant Family Member.

[1] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, Kroll Bond Rating Agency International Limited and KBRA Ratings. KBRA Analytics collectively refers to KBRA Analytics, LLC (KBRA Analytics US), KBRA Analytics EU Limited (KBRA Analytics EU), and KBRA Analytics UK Limited (KBRA Analytics UK). KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version replaces the prior version dated July 15, 2025.

d. A Subject Employee must promptly notify Compliance if the Subject Employee shares a home with a Family Member, such as a parent or an in-law, and learns that such Family Member maintains Securities Trading Accounts or owns securities that were not previously reported to Compliance.

e. This policy does not apply to the non-executive members of the KBRA US Board of Managers, KBRA Europe Board of Directors, the KBRA UK Board of Directors, or where relevant, Monitoring Committee for the relevant KBRA Ratings entity (together, the KBRA Board of Directors), who do not participate in the ordinary day-to-day business of KBRA Ratings US, KBRA Ratings Europe, KBRA Ratings UK, and KBRA Ratings Japan, respectively. If in the judgment of Compliance, a non-executive member of the KBRA Board of Directors has become involved in the ordinary day-to-day business of KBRA Ratings US, KBRA Ratings Europe, KBRA Ratings UK, or KBRA Ratings Japan, as applicable, (including by acceptance of a role as an officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2. Securities Trading Account Monitoring and Designated Broker-Dealers

a. Subject Employees and their Family Members' Securities Trading Accounts are monitored by Compliance on an ongoing basis. Compliance specifically monitors trading activity and holdings in such accounts.

b. Subject Employees and their Family Members are required to maintain, designate, and report their Securities Trading Accounts as follows:

KBRA Group Entities in the US

c. Subject Employees and their Family Members must:
   i. Maintain their Securities Trading Accounts with one or more of the designated broker-dealers listed in the Addendum to this policy and procedure;
   ii. Designate their Securities Trading Accounts for automated electronic reporting to KBRA Group (i.e., allowing account information, securities holdings, and securities transactions to be sent via electronic feed for ongoing monitoring); and
   iii. Provide paper account statements for Managed Accounts (as defined herein), established prior to March 1, 2024, which are not able to be reported to KBRA Group via an automated electronic feed on a regular periodic basis as directed by Compliance.

d. If a Subject Employee or their Family Member has an account at a brokerage firm that is not included in the Addendum to this policy and procedure, that Subject Employee will be contacted by Compliance and given 60 days to close the account. The Subject Employee or their Family Member may transfer the account holdings to an approved brokerage firm. KBRA Group will not be responsible for losses or for tax consequences experienced as a result of the transfer.

KBRA Group Entities in the EU, UK, and Japan

e. Subject Employees and their Family Members must:
   i. Designate their Securities Trading Accounts for automated electronic reporting to KBRA Group by the designated broker-dealer (i.e., allowing account information, securities holdings, and securities transactions to be sent via electronic feed for ongoing monitoring); and
   ii. For Securities Trading Accounts that are unable to be reported to KBRA Group via an automated electronic feed, provide account statements (which include account information, securities holdings, and securities transactions for the specified period) to Compliance on a regular periodic basis as directed by Compliance.

3. Securities Trading Accounts and Securities Disclosures

a. Within 30 days after commencement of employment with a KBRA Group entity, a Subject Employee must provide for their Family Members, as well as for themselves, information regarding all Securities Trading Accounts and all securities holdings in which the Subject Employee is deemed to have a direct or indirect financial or beneficial interest.

b. If a Subject Employee or their Family Member opens a new Securities Trading Account or if a Subject Employee



learns that an existing Securities Trading Account is unreported, the Subject Employee must promptly contact Compliance.

4. Divestment

a. Subject Employees and their Family Members who are found to be in ownership of a restricted security must divest of that security as directed in writing by Compliance. KBRA Group will not be responsible for losses or for tax consequences experienced as a result of the sale.

b. Subject Employees may not participate in any credit rating process related to a restricted security until such restricted security is sold.

5. New Hire and Annual Certification Requirements

a. Within 30 days after commencement of employment with a KBRA Group entity, a Subject Employee must complete a certification (New Hire Certification) that the Subject Employee has reported for their Family Members, as well as for themselves, all Securities Trading Accounts in which they have a direct or indirect financial or beneficial interest, as well as all holdings and transactions in such accounts. Subject Employees must also separately certify that they have read, understood, and are in compliance with this policy and procedure.

b. Every Subject Employee must complete an annual certification (Annual Certification) that the Subject Employee has reported for their Family Members, as well as for themselves, all Securities Trading Accounts in which they have a direct or indirect financial or beneficial interest, as well as all holdings and transactions in such accounts. Subject Employees must also separately certify that they have read, understood, and are in compliance with this policy and procedure.

6. Material Nonpublic Information

a. As detailed more fully in KBRA Group's Confidential Information and Insider Trading Policy, Subject Employees are barred from trading on material nonpublic (i.e., inside) information, and are prohibited from "tipping" others (such as Family Members or friends) who could trade on inside information. Any Subject Employee who comes into possession of material nonpublic information, regardless of the source and whether or not the information pertains to an entity rated by KBRA Ratings, is prohibited from discussing, disseminating, or acting upon that information in any way except during the course of the Subject Employee's legitimate business duties or where required by law. If a Subject Employee believes that they received material nonpublic information in error, or if there is any doubt about whether they are in possession of material nonpublic information, the Subject Employee should immediately contact Compliance.

7. Preclearance of Security Trades

a. Except as expressly excluded in section 18.d below, the term "security" includes, without limitation: equity and debt securities (such as individual stocks and bonds); non-diversified collective investment schemes (i.e., mutual funds, exchange traded funds [ETFs], and unit investment trusts [UITs] that are not Widely Diversified [as defined below]), and any related instruments and securities. "Security" also includes any investment whose value is based on, or derived from, the value of another security, including convertible securities, synthetic or structured securities, exchange contracts, and derivative securities including, but not limited to, futures, options, and swaps.

b. For the purposes of this policy and procedure, Widely Diversified means there is no individual holding that comprises more than 10% of a collective investment scheme. If a collective investment is Widely Diversified, preclearance to trade such security is not required, unless it is subject to a section 13.b restriction.

c. Subject Employees are required to preclear, and are responsible for preclearing, all their security trades (i.e., both purchase and sales) and those of their Family Members.

d. Subject Employees must submit preclearance information concerning trades electronically, to the extent possible, through the ComplySci system (ComplySci). If a Subject Employee is unable to access ComplySci, the Subject Employee must submit a Personal Trade Preclearance Form via email to Compliance at compliance@KBRA.com. A



copy of the Personal Trade Preclearance Form is available on the KBRA intranet under the Personal Trading section. Compliance may accept such other documentation as it deems appropriate.

e. Once a preclearance request is approved, the Subject Employee and/or their Family Member have five (5) business days to place the order with their brokerage firm. A preclearance approval expires five (5) business days after it has been granted. If the Subject Employee and/or their Family Member still wishes to enter the order after the expiration of preclearance approval, then they must submit a new preclearance request.

f. If a Subject Employee or their Family Member places a trade for which preclearance approval was not submitted and/or approval granted, the Subject Employee must contact Compliance promptly.

g. A preclearance approval given by Compliance may be rescinded at any time prior to execution of the subject trade upon written notice from Compliance.

8. **Private Investments**

a. A private investment is a financial asset outside of the public market. Examples of private investments include, but are not limited to, private credit, private equity, and hedge funds.

b. Private investments are subject to this policy and procedure insofar as the investment must be precleared and approved prior to the initial investment and disclosed to Compliance. Subsequent funding commitments (i.e., capital calls) to the initial investment and/or outflows by the manager are not required to be precleared and approved; however, additional investments and/or divestitures by a Subject Employee and/or their Family Member must be precleared and approved.

c. Subject Employees must submit preclearance information concerning private investments electronically, to the extent possible, through ComplySci. If a Subject Employee is unable to access ComplySci, the Subject Employee must contact Compliance at compliance@KBRA.com to arrange for an alternative means of submitting preclearance information.

9. **Short Selling**

a. Subject Employees and their Family Members are prohibited from short selling a security (i.e., selling a security which one does not own at the time of the sale).

10. **30-Day Holding Period**

a. Subject Employees and their Family Members who purchase a security must hold that security for at least 30 consecutive calendar days. For example, no sale of a security may occur less than 30 days after the most recent purchase of that security. In addition, a Subject Employee may not enter into a derivative contract that will expire in less than 30 days. Compliance may, however, in its sole discretion, grant exceptions in special circumstances such as an unexpected decline in security value or financial hardship (e.g., an unanticipated medical expense). A Subject Employee seeking an exception to the 30-day holding period must submit a preclearance request and receive approval to trade. Compliance may, in its sole discretion, deny the request, limit the number of exceptions granted, and/or impose future trading restrictions on Subject Employees requesting an exception to the 30-day holding period.

11. **Open Orders**

a. Subject Employees and their Family Members are permitted to place limit orders or stop-loss orders. Those are orders to buy or sell a security at a particular price. Such orders are in effect until they are either canceled or executed. A Subject Employee, however, must obtain preclearance approval from Compliance prior to the placement of the order. Any changes to the order must also be precleared. Once approved, the Subject Employee or their Family Member must place the order with their brokerage firm within five (5) business days after receiving the approval. If the order is not placed by the close of the fifth business day, the Subject Employee must submit a new preclearance request and receive approval if they still intend to place such an order.

b. A stop-loss order to sell a security that is executed before the Subject Employee or their Family Member has owned the security for 30 calendar days will be considered a violation of this policy and procedure.

12. Blackout Periods

    a. From time to time, the Head of North American Compliance, the Head of European Compliance, or the Head of Japan Compliance, or their designee may circulate an announcement regarding a prohibition in transacting in a security or a class or category of securities or issuers for a period of time (Blackout Period) by Subject Employees. An announcement of a Blackout Period will indicate the securities and/or issuers covered, and the expected duration of the Blackout Period.

13. Entity and Sector Restrictions

    a. Subject Employees are prohibited from participating in any credit rating process for entities for which the Subject Employee or a Family Member directly owns securities (e.g., not Widely Diversified).

    b. A Subject Employee and their Family Members are prohibited from directly owning securities of issuers or entities that are rated within a Subject Employee's area of analytic responsibility, including not only single name securities but also collective investment schemes that are rated within the Subject Employee's area of analytical responsibility or the Subject Employee participated in determining the rating of the collective investment scheme. A Subject Employee and their Family Members are also prohibited from transacting in securities in which the Subject Employee is in possession of material nonpublic information. Sector restrictions for each ratings group will be maintained and provided by Compliance. It is the responsibility of all Subject Employees to understand their sector restrictions and any other trading restrictions that apply to them, so they can confirm that they and their Family Members do not own or trade restricted securities. It is also the responsibility of a Subject Employee to notify Compliance if their analytical area changes or if they gain knowledge of material nonpublic information other than as part of their normal responsibilities.

14. Internal Transfers and Sector Restrictions

    a. If as a result of an internal transfer, a Subject Employee's Sector Restrictions change, the Subject Employee will, for a minimum of 30 days, be held to their prior Sector Restrictions while also being held to their new Sector Restriction. Compliance will review each transfer on a case-by-case basis and may shorten or extend the time period a Subject Employee will be held to multiple Sector Restrictions.

15. Conflicts of Interest Certification and Securities Holdings

    a. Subject Employees who participate in determining a credit rating or are responsible for approving a credit rating may not directly own securities or have any other direct ownership in the Rated Entity[3] or an entity related to the Rated Entity. As part of a Conflict of Interest Certification, prior to participating in determining a credit rating or prior to participating in a Rating Committee, Subject Employees must confirm that they do not have direct holdings or other direct ownership in the Rated Entity, or an entity related to the Rated Entity. This requires a Subject Employee to review holdings in their brokerage accounts, including holdings in any Managed Accounts (as defined below) they may have when completing the Conflict of Interest Certification.

16. Waivers

    a. In exceptional circumstances, and at the sole discretion of the Head of North American Compliance, the Head of European Compliance, or the Head of Japan Compliance, or their designee, acting in conjunction with senior management, waivers of the reporting and/or trading requirements set forth herein may be granted. All requests for waivers must be made in writing to the Subject Employee's manager and must include all relevant facts. Upon the manager's written approval, if given, the request along with the manager's approval must be submitted to Compliance for final review and decision. Upon review, Compliance will provide the Subject Employee with a written response of Compliance's decision. No Subject Employee should consider a request for a waiver granted until a written notice is received from Compliance explicitly stating that the waiver has been granted. If the manager or Compliance denies the Subject Employee's request for a waiver, the Subject Employee must abide by such decision.

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[3] Please see the Employee Conflict of Interest Policy for the definition of Rated Entity.

17. Violations

    a. Any Subject Employee who violates this policy and procedure (including violations resulting from the actions of Family Members) may be subject to disciplinary action, up to and including termination, change in role, documentation in performance reviews, reduced compensation, or ineligibility for promotion.

    b. Violations of this policy and procedure are tracked by Compliance and handled in accordance with the Response to Violations Policy and Procedure.

18. Exemptions

    a. <u>Accounts Excluded From Reporting and Preclearance</u>: The following accounts do not need to be reported to Compliance and are excluded from preclearance requirements:
      i. Bank savings or checking accounts;
      ii. Employer-sponsored retirement plans (e.g., 401(k) and 403(b) plans or similar automatic investment retirement or pension plans);
      iii. Health savings plans;
      iv. College savings plans (e.g., 529 plans);
      v. Mutual fund or ETF accounts that only hold Widely Diversified funds; and
      vi. Assets held in a blind trust.

    However, if any of the accounts listed above (other than assets held in a blind trust) allows for the purchase or sale of individual securities (including via a single stock fund), then such account must be reported and transactions in the account must be precleared and reported in the manner described herein.

    b. <u>Managed Accounts (as Designated by Compliance) Excluded From Preclearance</u>:
      i. A Managed Account is an investment account in which a third-party investment adviser, other than the Subject Employee or their Family Member, exercises complete discretion over the account and its investments (Managed Account).
        a) The Subject Employee or their Family Member may set general investment objectives and risk tolerances with the third-party investment adviser, but the Subject Employee or Family Member may not direct any individual investment decisions.
      ii. To meet this criterion, a Subject Employee is required to provide written documentation from the third-party investment adviser, as directed by Compliance, that evidences that the Subject Employee or their Family Member does not exercise any discretion over the account and acknowledges the Subject Employee's sector restrictions. Only after Compliance has designated a reported account as a Managed Account will the account not be subject to the preclearance requirements of this policy and procedure.

      iii. Sector restrictions apply (Section 13) to investments in Managed Accounts that are not Widely Diversified (Section 7.b).

    c. <u>Other Accounts (as Designated by Compliance) Excluded From Preclearance</u>:
      i. Compliance may consider other accounts in which a Subject Employee or their Family Member exercises no discretion over the account, such as a robo advisory account, to be excluded from preclearance requirements.
      ii. Requests will be reviewed by Compliance on a case-by-case basis and additional documentation and/or information may be required for Compliance review. There is no guarantee that Compliance will approve and/or exempt the account from preclearance requirements.
      iii. Sector restrictions apply to these accounts (Section 13) that are not Widely Diversified (Section 7.b).

    d. <u>Securities Excluded From Preclearance</u>: Transactions in the following securities are not required to be precleared and are not subject to the 30-day holding period requirement:
      i. With respect to KBRA Group employees of a Europe entity, direct obligations (regardless of their maturities) of the governments of the European Union member state in which the KBRA Europe employee is domiciled;
      ii. With respect to KBRA Group employees of a UK entity, direct obligations (regardless of their maturities) of the government of the United Kingdom;



iii. With respect to KBRA Group employees of a Japan entity, direct obligations (regardless of their maturities) of the government of Japan;

iv. With respect to KBRA Group employees of a U.S. entity, direct obligations (regardless of their maturities) of the government of the United States or U.S. government agencies;

v. Bankers' acceptances and bank certificates of deposit; and

vi. Shares or interests in Widely Diversified collective investment schemes (i.e., open-end mutual funds, ETFs, or UITs).

19. Reporting of Violations

a. Nothing herein prohibits or restricts the rights of employees as set forth in KBRA Group's Whistleblower Policy and Procedure in the employee's relevant jurisdiction. All of the provisions contained in this policy and procedure should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Group operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to, any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.

Any questions regarding this policy and/or procedure should be directed to Compliance.

ADDENDUM

Designated List of Brokerage Firms for KBRA Group Entities in the US:

KBRA Group entities in the US require that all Subject Employee and Family Members Securities Trading Accounts be maintained with one of the following brokerage firms:

1. Betterment
2. Charles Schwab
3. Citigroup
4. E*TRADE
5. Fidelity
6. Goldman Sachs
7. HSBC
8. Interactive Brokers
9. JP Morgan
10. LPL Financial
11. Merrill Lynch
12. Morgan Stanley
13. Raymond James
14. Robinhood
15. TD Ameritrade
16. UBS Financial Services
17. Vanguard
18. Wells Fargo

If your brokerage firm is not on the list above, you may contact Compliance to discuss.



Policy and Procedure to Determine Whether Entities are Persons Associated with KBRA

APPLICABLE TO: All KBRA U.S. Employees
Issued by: KBRA Compliance Department
Effective Date: December 30, 2020

Last Updated: January 14, 2022

Background. Kroll Bond Rating Agency, LLC ("KBRA") and its corporate parent, KBRA Holdings, LLC ("Holdings"), are indirectly owned by Parthenon Capital and certain other minority investors (collectively, "Investors"). SEC Rule 17g-5(c)(3) prohibits KBRA from issuing or maintaining a credit rating with respect to a person associated with the nationally recognized statistical rating organization (a "Person Associated with KBRA").

1. **Evaluation of Requests for Ratings from Investor**
   (a) KBRA may be asked to rate an entity that is affiliated with an Investor or with respect to which the Investor has some form of ownership interest or involvement (the "Entity"). Whenever such a request is received, Business Development must notify the KBRA Compliance Department, which must determine whether the Entity is a Person Associated with KBRA. The required analysis may include, but is not limited to:
      (i) reviewing the extent of the Investor's ownership interest in Holdings and in the Entity;
      (ii) identifying whether immediate family members hold more than 50% of the voting ownership interest in both the Investor and the Entity;
      (iii) requesting information about whether a group holds more than 50% of the voting ownership interest of the Investor and the Entity and whether there is an agreement to vote those shares together;
      (iv) assessing whether the entities are under common control beyond the circumstances identified in Section 1(a)(i)-(iii), which may include, but may not be limited to, the following:
         (A) whether the Investor and the Entity are owned by a person or a group that owns a simple majority of the voting shares;
         (B) whether a person associated with the Investor serves as an officer or director of Holdings and/or KBRA and the Entity; and
         (C) whether a person associated with the Investor and the Entity who is not an officer or director of Holdings and/or KBRA has or is part of a group of persons who collectively have the ability directly or indirectly to affect the management or policies of Holdings, KBRA, and/or the Entity.
   (b) Upon completion of the analysis required in Section 1(a), the KBRA Compliance Department shall report its finding to the General Counsel.
      (i) If the finding is that the Entity is a Person Associated with KBRA and the General Counsel concurs, then Business Development will be notified that KBRA cannot accept an engagement with the Entity.
      (ii) If the finding is that the Entity is not a Person Associated with KBRA and the General Counsel concurs, then Business Development will be notified that KBRA may proceed to accept an engagement with the Entity.

2. **Ratings Outstanding on Subsequent Investor Acquisitions**

If at any point after KBRA issues a rating, it is discovered that the rated entity has become an Entity, the KBRA Compliance Department must be notified. The KBRA Compliance Department shall then take such steps as are necessary to confirm KBRA's compliance with SEC Rule 17g-5(c)(3).

Questions concerning the interpretation of this policy should be referred to the KBRA Compliance Department



Political Contributions Policy

APPLICABLE TO: KBRA Group[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   February 12, 2026

POLICY:

1. **Purpose**

   a. This policy sets forth guidelines for political contributions in the United States (US) by KBRA Group and its employees, officers, and directors to maintain compliance with all applicable laws, rules, and regulations.

2. **Definitions**

   a. **Credit Rating Activities**: Activities conducted by KBRA Ratings related to the initiating, evaluating, determining, approving, issuing, reviewing, maintaining, monitoring, changing, or withdrawing of a credit rating by KBRA Ratings, including, but not limited to, data and information analysis conducted by KBRA Ratings related to credit ratings, and communication of credit ratings outside of KBRA Ratings.

   b. **Political Action Committee (PAC)**: A political committee formed to raise and contribute funds for the purpose of influencing the outcome of federal, state, or local elections. PACs are distinct from Super PACs, which are defined separately below.

   c. **Super PAC**: A distinct type of political action committee formed for the purpose of financing independent expenditures and other independent political activity.

3. **Employee Personal Political Contributions**

   a. Employees may make personal political contributions using their own funds, including contributions to PACs or Super PACs, subject to applicable Federal Election Commission campaign contribution limits and any relevant state or local contribution restrictions.

   b. Employees may engage in political activities and contributions in their individual capacity, provided that:

   i. Activities and contributions do not create a conflict of interest with KBRA Group's activities.
   ii. Activities and contributions (a) are not made in the name of any KBRA Group entity, (b) do not imply endorsement by any KBRA Group entity, and (c) cannot be perceived as representing or reflecting the views of any KBRA Group entity.
   iii. Employees do not solicit political contributions on behalf of KBRA Group.
   iv. Activities do not interfere with their work duties.
   v. Activities and contributions comply with all applicable laws and regulations.

   c. Employees may not, directly or indirectly, pressure or coerce their colleagues to contribute to any political campaign, candidate, party, or political cause. All political contributions must be made voluntarily and at the sole discretion of the individual. No employee may compel another employee to support or oppose a political position.

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[1] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, Kroll Bond Rating Agency International Limited and KBRA Ratings. KBRA Analytics collectively refers to KBRA Analytics, LLC (KBRA Analytics US), KBRA Analytics EU Limited (KBRA Analytics EU), and KBRA Analytics UK Limited (KBRA Analytics UK). KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version replaces the prior version dated July 24, 2025.

d. Only individuals who are US citizens or lawful permanent residents (i.e., green card holders as defined in 8 U.S.C. § 1101(a)(20)) may make political contributions in the US. Political contributions by foreign nationals in the US are strictly prohibited.

e. Additional restrictions apply to KBRA Ratings employees involved in Credit Rating Activities to manage conflicts of interest. Additional restrictions are described below.

4. KBRA Ratings Employees and Political Contributions

a. KBRA Ratings employees involved in Credit Rating Activities may not make any political contributions to candidates or a specific candidate's PAC, that directly affect an entity or sector they are rating.

b. KBRA Ratings employees who rate municipal bonds, state agencies, or other entities that may be directly influenced by political candidates or officials are prohibited from contributing to candidates or a specific candidate's PAC related to those individuals or officials.

5. KBRA Group Corporate Political Contributions

a. KBRA Group is prohibited from making contributions or donations to candidates or campaigns at any level of government (federal, state, or local). This includes both monetary contributions and in-kind contributions, such as goods or services.

b. KBRA Group may contribute to a Super PAC in accordance with applicable laws. KBRA Group also is permitted to establish a PAC to solicit and accept voluntary, personal contributions from eligible employees, consistent with federal campaign finance regulations.

6. Reporting Violations

a. Any KBRA Group employee who becomes aware of or suspects any activity that violates this policy regarding political contributions must report the issue to Compliance as soon as possible. KBRA Group employees are encouraged to consult Compliance if they are unsure whether a specific action may constitute a political donation.

b. Nothing herein prohibits or restricts the rights of employees set forth in KBRA Group's Whistleblower Policy and Procedure in the employee's relevant jurisdiction. All of the provisions contained in this policy should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Group operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to, any governmental or regulatory body, including, but not limited to, the US Securities and Exchange Commission, the Financial Industry Regulatory Authority, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.

Any questions regarding this policy should be directed to Compliance.



Prohibited Acts and Practices Policy

APPLICABLE TO: KBRA Ratings[1]

ISSUED BY: Compliance

EFFECTIVE DATE: [2]   September 16, 2025

POLICY:

1. **Scope**

    a. The prohibitions set forth in this policy are intended to supplement KBRA Ratings' other policies and procedures.

    b. In no circumstances shall KBRA Ratings or any of its employees violate any prohibited act or practice listed below, and no other policy or procedure serve as justification for such a violation.

2. **Definitions**

    a. **Person Associated with KBRA Ratings**: Any person who is an officer or director of KBRA Ratings (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with KBRA Ratings, or any employee of KBRA Ratings.

    b. **Commercial Activities:** Activities that involve advertising or soliciting business for KBRA Ratings' credit rating products or services. These include, but are not limited to:
        i. Outreach to potential or existing clients to solicit ratings engagements.
        ii. Participation in fee discussions, contract negotiations, or business development efforts.
        iii. Creation or distribution of Marketing Materials.

    c. **Marketing Materials:** Materials created by Commercial Personnel for Commercial Activities. For the avoidance of doubt, this does not include materials produced as part of Credit Rating Activities or research published by KBRA Group[3].

3. **Prohibited Acts and Practices**

    a. KBRA Ratings and its employees are prohibited from engaging in the following acts and practices:

    i. Issuing or maintaining a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where KBRA Ratings, a KBRA Ratings employee who participated in the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating.

    ii. Issuing or maintaining a credit rating with respect to a person associated with KBRA Ratings.

    iii. Issuing or maintaining a credit rating where a KBRA Ratings employee who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating.

    iv. Issuing or maintaining a credit rating with respect to a rated entity, issuer, or a security where KBRA Ratings or a person associated with KBRA Ratings made recommendations to the obligor, rated entity, issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liability, or activities

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[1] KBRA Ratings collectively refers to Kroll Bond Rating Agency, LLC (KBRA Ratings US), Kroll Bond Rating Agency Europe Limited (KBRA Ratings Europe), Kroll Bond Rating Agency UK Limited (KBRA Ratings UK), and Kroll Bond Rating Agency Japan K.K. (KBRA Ratings Japan).

[2] This version supersedes and replaces the prior version dated December 31, 2020.

[3] KBRA Group collectively refers to KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, LLC (KBRA Analytics), Kroll Bond Rating Agency International Limited and KBRA Ratings.



of the obligor or issuer of the security.

v. Issuing or maintaining a credit rating where the fee paid for the credit rating was negotiated, discussed, or arranged by a person within KBRA Ratings who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative or quantitative models.

vi. Issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities, such as meetings, that have an aggregate value of no more than US$25; provided however, that employees of KBRA Ratings Japan are entitled to give and receive incidental gifts that have an aggregate value of over US$25 that are provided in the normal course of business; provided further that such gifts may not include (a) cash, (b) any item offered in an attempt to influence any rating decision, (c) any item provided in a concealed manner or (d) any item that was solicited.

vii. Issuing or maintaining a credit rating where a KBRA Ratings employee who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

  a) Participates in Commercial Activities of KBRA Ratings or a product or service of an affiliate of KBRA Ratings.

  b) Is influenced by sales or marketing considerations.

viii. Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of KBRA Ratings or any Person Associated with KBRA Ratings.

ix. Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with KBRA Ratings' established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA Ratings or any Person Associated with KBRA Ratings.

x. Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to KBRA Ratings' established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA Ratings or any Person Associated with KBRA Ratings.

xi. Issuing or threatening to issue a lower credit rating, lower or threaten to lower an existing credit rating, refuse to issue a credit rating, or withdraw or threaten to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage- backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction are also rated by KBRA Ratings, where such practice is engaged in by KBRA Ratings or employees of KBRA Ratings for an anticompetitive purpose.

4. Reporting of Violations

a. Nothing herein prohibits or restricts the rights of employees as set forth in KBRA Group's Whistleblower Policy and Procedure in the employee's relevant jurisdiction. All of the provisions contained in this Prohibited Acts and Practices Policy should be construed in a manner consistent with Whistleblower Policies and Procedures in effect in each jurisdiction in which KBRA Ratings operates and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to, any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the Financial Industry Regulatory Authority, the Japanese Financial Services Agency, the Ontario Securities and Exchange Commission, and the U.S. Securities and Exchange Commission. Employees are not required to seek authorization or notify KBRA Group that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to Compliance.



Relationship with Corporate Affiliates

APPLICABLE TO: All KBRA Entities[1]

Issued by: Compliance

Effective Date:[2]   October 02, 2023

POLICY:

1. **Purpose**

   a. This policy sets forth standards to enforce the separation among entities that conduct credit rating activities, including KBRA US, KBRA Europe, and KBRA UK from the businesses of any non-ratings affiliate of KBRA (each a, Non-Ratings Affiliate). KBRA has an obligation to maintain the integrity and objectivity of the credit rating process, and to uphold the confidential treatment and proper use of client information. Further, KBRA has an obligation to enforce that the businesses of any Non-Ratings Affiliate do not influence the credit rating activities of KBRA. Accordingly, KBRA has implemented this policy to establish an "information barrier" between KBRA and Non-Ratings Affiliates.

2. **Separation of KBRA and Non-Ratings Affiliates**

   a. No employee of KBRA who participates in determining or monitoring a credit ratingor participates or is responsible for approving or serving as a voting member of a committee that approves a credit rating may simultaneously serve as an employee of a Non-Ratings Affiliate;

   b. No employee of a Non-Ratings Affiliate may sit on any committee of KBRA that produces or approves credit ratings or credit rating methodologies or models;

   c. Individuals in groups that provide shared services to KBRA, including, but not limited to, accounting, technology, human resources, legal, compliance, and corporate communications services (including those that may be outsourced to another KBRA affiliate in other jurisdictions), may also provide such services for a Non-Ratings Affiliate;

   d. To the extent that employees of KBRA and a Non-Ratings Affiliate occupy shared office facilities, and to the extent practicable, (i) employees who are part of KBRA's rating analyst group shall be physically segregated from employees of Non-Ratings Affiliates; and (ii) the information and data of KBRA and Non-Ratings Affiliates will be subject to appropriate access controls;

   e. No KBRA employee who participates in the credit rating process shall recommend the purchase of any Non-Ratings Affiliate product or service to an issuer. No employee of KBRA shall suggest or imply to a rated entity or issuer or a prospect that the purchase of any particular product or service from KBRA or any Non-Ratings Affiliate will have a favorable effect on a credit rating issued by KBRA. For purposes of this policy, a "rated entity" is an obligor or an issuer, underwriter, or sponsor of a security with respect to which KBRA has issued, or has been engaged to issue, a credit rating. KBRA US, KBRA Europe, and KBRA UK employees shall refer any inquiry about the credit rating activities of an affiliate that provides credit rating services in other jurisdictions to an appropriate person at the affiliate. KBRA employees shall refer any inquiry about the products and services of a Non-Ratings Affiliate to an appropriate person at the Non-Ratings Affiliate, or to the commercial personnel, or senior management of KBRA who are not involved in the credit rating process;

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[1] KBRA ALL, includes KBRA Holdings, LLC, KBRA Analytics, LLC (KBRA Analytics), Kroll Bond Rating Agency International Limited and all KBRA rating entities, collectively KBRA, which includes Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), and Kroll Bond Rating Agency UK Limited (KBRA UK)

[2] This policy combines and replaces the Relationship with Corporate Affiliates for KBRA Europe and KBRA UK Policy dated February 3, 2023, and the Relationship with Corporate Affiliates the dated June 5, 2020.

f.   KBRA employees who participate in the credit rating process shall not solicit from employees of a Non-Ratings Affiliate information on the nature of any Non-Ratings Affiliate engagement, including the fee paid to the Non-Ratings Affiliate.

g.   KBRA shall not rate a person or company that is an affiliate or associate of KBRA or a ratings employee.

3. Reporting of Violations

a.   Nothing herein prohibits or restricts the rights of employees as set forth in the Whistleblower Policies and Procedures in the employee's relevant jurisdiction. All of the provisions contained in this Relationship with Corporate Affiliates Policy should be construed in a manner consistent with those policies and procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority. KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to Compliance.



"Ten Percent Rule" Policy

<u>APPLICABLE TO</u>: ALL KBRA U.S. EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1.   **Conflict of Interest**

(a)   SEC Rule 17g-5(c)(1) prohibits a nationally recognized statistical rating organization ("NRSRO") from issuing or maintaining a credit rating solicited by a person that, in the most recently ended fiscal year, provided the NRSRO with net revenue equaling or exceeding ten percent of the total net revenue of the NRSRO for the fiscal year. SEC Rule 17g-5(c)(1) is sometimes called the "ten percent rule."

2.   **Exemptive Relief Procedures**

(a)   Notwithstanding the terms of Section 1(a) of this policy, if temporary or permanent exemptive relief from the requirements of the ten percent rule is granted to KBRA by the SEC or any other government authority having proper jurisdiction, KBRA shall take those steps that it deems necessary to satisfy any conditions to which such exemptive relief is granted, including, but not limited to, the promulgation of procedures and internal controls that KBRA deems to be necessary to effectuate the terms of the exemptive relief granted to KBRA.

Questions regarding the interpretation of this policy should be directed to the Compliance Department.